SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended March 31, 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                    Form 20-F       |X|       Form 40-F
                               -----------                -------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                          Yes                        No        |X|
                               -----------                -------------


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.
333-34968)  OF BP  p.l.c.,  THE  REGISTRATION  STATEMENT  ON FORM S-8  (FILE NO.
333-67206)  OF BP  p.l.c.,  THE  REGISTRATION  STATEMENT  ON FORM S-8  (FILE NO.
333-74414) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c. AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                           BP p.l.c. AND SUBSIDIARIES
                FORM 6-K FOR THE PERIOD ENDED MARCH 31, 2004



                                                                           Page

1.   Management's  Discussion and Analysis of Financial Condition
     and Results of Operations for the period January-March 2004.            3

2.   Consolidated Financial Statements including Notes to
     Consolidated Financial Statements for the period January-March 2004.   12

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

GROUP RESULTS JANUARY - MARCH 2004

                                                               Three months ended
                                                                   March 31
                                                                 (Unaudited)
                                                             2004              2003
                                                          -------           -------
                                                                ($ million)
Turnover                                                   67,602            62,031
                                                          =======           =======

Profit for the period                                       4,818             4,219
Exceptional items, net of tax                              (1,300)             (340)
                                                          -------           -------
Profit before exceptional items                             3,518             3,879
                                                          =======           =======

Profit for the period per ordinary share - cents            21.81             18.90
Dividends per ordinary share - cents                         6.75              6.25

The following discussion should be read in conjunction with the consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, for the year ended December 31, 2003 in BP p.l.c.'s Annual Report on Form 20-F for the year ended December 31, 2003.

The financial information for 2003 has been restated to reflect (a) the transfer of natural gas liquids (NGL) operations from Exploration and Production to Gas, Power and Renewables on January 1, 2004; (b) the adoption by the Group of Financial Reporting Standard No. 17 `Retirement Benefits' (FRS 17) with effect from January 1, 2004; and (c) the adoption by the Group of Urgent Issues Task
Force Abstract No. 38 `Accounting for ESOP Trusts' with effect from January 1, 2004. For further information, see Note 2 of Notes to Consolidated Financial Statements.

The first quarter trading environment was generally stronger than in the first quarter of 2003, with higher oil realizations, refining margins and petrochemicals margins, slightly reduced gas realizations and lower NGL and marketing margins. The Brent oil price increased more than $0.56 per barrel, the refining Global Indicator Margin increased $0.10 and the Henry Hub gas price decreased $0.84 compared with the first quarter of 2003.

Turnover for the three months ended March 31, 2004 was $67,602 million compared with $62,031 million for 2003. The increase in turnover for the first quarter reflects net increases of $2,350 million from higher sales volumes, $2,300 million from foreign exchange movements and $580 million from higher prices, partly offset by a decrease of $650 million related to lower production volumes following 2003 divestments.

Profit for the three months ended March 31, 2004 was $4,818 million, including inventory holding gains of $648 million. Profit for the three months ended March 31, 2003 was $4,219 million, including inventory holding gains of $799 million. Inventory holding gains or losses represent the difference between the cost of sales calculated using the average cost of supplies incurred during the period and the cost of sales calculated using the first-in first-out method.

Profit before exceptional items was $3,518 million for the three months ended March 31, 2004, compared with $3,879 million for the equivalent period of 2003. Exceptional items are gains and losses on the sale of fixed assets and businesses or termination of operations. Net exceptional gains in the first quarter of 2004 were $1,300 million ($1,230 million before tax) and principally relate to net gains from the sale of our interests in PetroChina and Sinopec. Net exceptional gains in the first quarter of 2003 were $340 million ($394 million before tax) and principally relate to net gains from the sale of certain upstream interests.

Profit before exceptional items for the three months ended March 31, 2004 is after impairment charges of $186 million in Exploration and Production related to our interests in two fields in Venezuela, Desarrollo Zuli Occidental (DZO) and Boqueron. Profit before exceptional items for the three months ended March 31, 2003 is after charging impairment of $105 million related to the Yacheng field in China, costs of $90 million in respect of our restructuring activities in North America and the UK and a $49 million write-down of the Viscount asset in the North Sea in Exploration and Production, Veba integration costs of $18 million in Refining and Marketing, and includes a $130 million credit related to tax restructuring benefits.

In addition to the factors above, the decrease in profit before exceptional items in the first quarter reflects higher costs, the impact of the changing composition of production following 2003 divestments and slightly lower US gas realizations in Exploration and Production as well as lower marketing margins, with some offset from higher refining margins, the inclusion of our interest in TNK-BP and slightly higher liquids realizations.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

Interest expense for the three months ended March 31, 2004 was $152 million compared with $176 million in the same period of 2003, primarily reflecting lower interest rates partly offset by the inclusion of equity-accounted interest from the TNK-BP joint venture. Other finance expense for the three months ended March 31, 2004 was $76 million compared with $129 million in the same period of 2003, primarily reflecting a reduction in net pension finance costs.

Net taxation, other than production taxes, charged for the three months ended March 31, 2004 was $1,822 million compared with $1,782 million in the equivalent period last year. The tax on exceptional items was a credit of $70 million compared with a charge of $54 million for the first quarter of 2003. The effective tax rate was 27% for the three months ended March 31, 2004, compared with 30% for the equivalent period of 2003. The reduction in the rate reflects the low tax charge on the exceptional gains reported in the current quarter.

Capital expenditure in the first quarter of 2004 was $4.5 billion including a $1.35 billion payment relating to the contribution of TNK's interest in Slavneft within TNK-BP. Capital expenditure and acquisitions for the first quarter of 2003 was $2.9 billion; there were no acquisitions. Disposal proceeds in the first quarter of 2004 were $2.8 billion compared with $2.5 billion for the equivalent period in 2003.

Net cash inflow for the three months ended March 31, 2004 was $3.8 billion, compared with an inflow of $3.2 billion for the equivalent period of 2003, reflecting higher operating cash flow partly offset by higher acquisition spending. Net cash inflow from operating activities was $7.7 billion for the three months ended March 31, 2004, compared with $6.0 billion in the equivalent period in 2003, primarily reflecting a lower requirement for working capital.

Net debt at March 31, 2004 was $17.6 billion compared with $20.2 billion at December 31, 2003. The ratio of net debt to net debt plus equity was 19% at March 31, 2004 compared with 22% at December 31, 2003. This ratio shows the proportion of debt and equity used to finance our operations, and can also be used to measure borrowing capacity. In addition to reported debt, BP uses conventional off balance sheet sources of finance such as operating leases and joint venture and associated undertaking borrowings.

The Group has access to other sources of liquidity in the form of committed facilities and other funding through the capital markets. BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

In the normal course of business the Group has entered into certain long term purchase commitments principally relating to take or pay contracts for the purchase of natural gas, crude oil and chemicals feedstocks and throughput arrangements for pipelines. The Group expects to fulfil its obligations under these arrangements with no adverse consequences to the Group's results of operations or financial condition.

The return on average capital employed was 21.0% for the first quarter of 2004 compared with 20.3% for the same period in 2003. Return on average capital employed is the ratio of profit including minority shareholders' interest and excluding post-tax interest on finance debt to average capital employed for the period. Capital employed is the total of BP shareholders' interest, minority shareholders' interest and finance debt. This performance measure is useful for shareholders and management as an indication of capital productivity over the long term. For further information on the return on average capital employed calculation see page 56 of this report.

BP announced a first quarterly dividend for 2004 of 6.75 cents per ordinary share. Holders of ordinary shares received 3.807 pence per share and holders of American Depositary Receipts (ADRs) $0.405 per ADS. The dividend was paid on June 7, 2004 to shareholders on the register on May 14, 2004. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan received the dividend in the form of shares, also on June 7, 2004. The company repurchased for cancellation 155 million of its own shares during the quarter, at a cost of $1,249 million.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION

                                                                                    Three months ended
                                                                                         March 31
                                                                                       (Unaudited)
                                                                                    2004              2003
                                                                                 -------           -------
                                                                                       ($ million)
Turnover                                                          - $m             8,166             8,878

Profit before interest and tax                                    - $m             4,250             4,724
Exceptional (gains) losses                                        - $m              (211)             (433)
                                                                                 -------           -------
Total operating profit                                            - $m             4,039             4,291
                                                                                 =======           =======
Results include:
Exploration expense                                               - $m               136               112
Of which: Exploration expenditure written off                     - $m                67                50
Key Statistics:
Crude oil                   Average prices realized by BP         - $/bbl          31.30             31.07
                            Production                            - mb/d           2,342             1,830
Natural gas liquids         Average prices realized by BP         - $/bbl          23.14             19.82
                            Production                            - mb/d             191               233
Total liquids(a)            Average prices realized by BP         - $/bbl          30.48             29.82
                            Production                            - mb/d           2,533             2,063
Natural gas                 Average prices realized by BP         - $/mcf           3.79              3.87
                            Production                            - mmcf/d         8,600             9,017
Total hydrocarbons(b)       Average prices realized by BP         - $/boe          26.48             26.39
                            Production                            - mboe/d         4,015             3,618
Brent oil price                                                   - $/bbl          32.03             31.47
West Texas Intermediate oil price                                 - $/bbl          35.30             34.00
Alaska North Slope US West Coast                                  - $/bbl          34.22             33.16
Henry Hub gas price (c)                                           - $/mmbtu         5.69              6.53
UK Gas - National Balancing Point                                 - p/therm        24.59             21.28

---------------

(a)  Crude oil and natural gas liquids.

(b) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

(c)  Henry Hub First of the Month Index.

Turnover for the three months ended March 31, 2004 was $8,166 million compared with $8,878 million in the corresponding period in 2003, reflecting a decrease of around $650 million due to lower production volumes as a result of divestment activity in 2003 and a further decrease of around $60 million primarily related to lower gas realizations.

Profit before interest and tax for the three months ended March 31, 2004 was $4,250 million compared with $4,724 million for the equivalent period in 2003. Profit for the first quarters of 2004 and 2003 included net exceptional gains before tax of $211 million and $433 million, respectively.

Total operating profit for the three months ended March 31, 2004 was $4,039 million including inventory holding gains of $8 million, and is after impairment charges of $186 million related to our interests in Desarrollo Zuli Occidental
(DZO) and Boqueron in Venezuela. We previously reported an exceptional loss on disposal of $217 million in respect of these assets; however, the sales agreement has lapsed and we will retain our interests in the fields. As a result of the lapse of the agreement, the exceptional loss has been reversed and an impairment charge has been recognized in the quarter. Total operating profit for the three months ended March 31, 2003 was $4,291 including inventory holding gains of $6 million, and was after charging impairment of $105 million related to the Yacheng field in China, costs of $90 million in respect of restructuring activities in North America and the UK and a $49 million write-down of the Viscount asset in the North Sea.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


EXPLORATION AND PRODUCTION (concluded)

In addition to the factors above, the primary reasons for the decrease in operating profit for the first quarter of 2004 compared with the first quarter of 2003 are the higher depreciation of $190 million, slightly lower US gas realizations ($135 million), higher costs due to foreign exchange movements ($95 million) and the impact of the changing composition of production resulting from the acquisition of our interest in TNK-BP and divestments made in 2003 of $95 million, partly offset by slightly higher liquids realizations of $95 million. The first quarter 2004 result also includes a charge of $66 million, reflecting an increase in the provision for unrealized profit in inventory, which removes the upstream margin from downstream inventories. This compares with a charge of $125 million in the first quarter of 2003.

Production for the quarter was up from 3,618 mboe/d in the first quarter of 2003 to 4,015 mboe/d. This reflects the impact of the inclusion of TNK-BP including the first quarter of Slavneft, growth in Trinidad, the startup of NaKika in Deepwater Gulf of Mexico and Xikomba in Angola, partly offset by decline in existing profit centres in North America and Europe and divestments made during 2003.

The first quarter saw exploration successes in Egypt with the Raven 1 and Taurt wells in the Nile Delta along with three further discoveries in Angola: Cesio 1 and Chumbo 1 in offshore Block 18 and Bavuca in Block 15.

In January, we sold 45% of our interest in Kings Peak in Deepwater Gulf of Mexico to Marubeni Oil & Gas (USA) Inc. Additionally, on February 9, 2004 we signed a sale and purchase agreement with Fairborne Energy Ltd to sell a package of non-core assets in Alberta, Canada.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

REFINING AND MARKETING

                                                                  Three months ended
                                                                       March 31
                                                                     (Unaudited)
                                                                2004              2003
                                                             -------           -------
                                                                   ($ million)
   Turnover                                   - $m            41,694            39,495

   Profit before interest and tax             - $m             1,249             1,248
   Exceptional (gains) losses                 - $m               140                52
                                                             -------           -------
   Total operating profit                     - $m             1,389             1,300
                                                             =======           =======
   Total refined product sales                - mb/d           6,941             6,804
   Refinery throughputs                       - mb/d           2,943             3,024
   Refining availability (a)                  - %               95.1              94.2
   Global Indicator Refining Margin (b)       - $/bbl           4.62              4.52

---------------

(a) Refining availability is the weighted average percentage of the period that refinery units are available for processing, after accounting for downtime such as turnarounds.

(b) The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The refining margins are industry specific measures rather than BP specific, which we believe are useful to investors in analyzing trends in the industry and their impact on our results. The margins are calculated by BP based on published crude oil and product prices and take account of fuel utilization and catalyst costs. No account is taken of BP's other cash and non-cash costs of refining such as wages and salaries and plant depreciation. The indicator margin may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

Turnover for the three months ended March 31, 2004 was $41,694 million compared with $39,495 million for the same period in the prior year. The increase in turnover was principally due to foreign exchange movements, which contributed approximately $2,300 million, with higher prices contributing a further $500 million. These were partially offset by lower sales volumes ($800 million) due to disposals.

Profit before interest and tax for the three months ended March 31, 2004 was $1,249 million compared with $1,248 million for the equivalent period in 2003. Profit in the first quarter of 2004 was after net exceptional losses before tax of $140 million, which principally relate to the disposal of Singapore Refining company Private Limited (SRC) and the closure of the lubricants operation of the Coryton Refinery in the UK. Profit in the first quarter of 2003 was after net exceptional losses before tax of $52 million related to disposal of approximately 2.4% North Germany Retail site network, offset by gain of $9 million from disposal of 21 Retail sites in Greece, and a gain of $9 million from disposal of US Pipeline East Texas Crude line.

Total operating profit for the three months ended March 31, 2004 was $1,389 million, including inventory holding gains of $529 million. Total operating profit for the three months ended March 31, 2003 was $1,300 million, including inventory holding gains of $620 million, and is after charging Veba integration costs of $18 million.

In addition to the factors above, the increase in operating profit in the first quarter of 2004 compared with the first quarter of 2003 reflects approximately $300 million from improved refining margins, particularly in the US, due to strong demand, cold weather and concerns over US gasoline supplies. This increase was partly offset by a decrease of $100 million in as marketing margins, which were lower than in the first quarter of 2003 due to pressure from higher crude and product prices.

During the quarter, BP launched its new product line of gasoline and diesel fuels, BP Ultimate, in Portugal. We also launched a new advertising and communications campaign - Fluid Motion - for the Castrol brand in Europe, along with a new product, Castrol GTX High Mileage, in the UK.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


REFINING AND MARKETING (concluded)

During the quarter, BP and the Singapore Petroleum Company Limited (SPC) announced that conditional agreement had been reached for SPC to purchase BP's interests and one-third stake in Singapore Refining Company Private Limited
(SRC) for $140 million. Subsequent to this announcement, we were notified that the remaining shareholders wished to exercise their pre-emption rights. This resulted in BP's one-third share being divided equally between the two remaining shareholders in SRC, namely Caltex Singapore Private Ltd and SPC. As a result, these two companies acquired BP's one-sixth equity interest in Tanker Mooring Services Company Pte Ltd (TMS). The transaction was completed on June 30, 2004.

In the first quarter, BP and Lembaga Tabung Angkatan Tentera (LTAT) announced that agreement had been reached for LTAT to purchase BP's 70% shareholding in the BP Malaysia Sdn Bhd fuels business. Subject to receiving the necessary regulatory consents, this transaction is expected to be concluded in the third quarter of 2004.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

PETROCHEMICALS

                                                               Three months ended
                                                                    March 31
                                                                   (Unaudited)
                                                               2004            2003
                                                            -------         -------
                                                                  ($ million)
   Turnover                                     - $m          4,510           4,121

   Profit before interest and tax               - $m             96             283
   Exceptional (gains) losses                   - $m            154              (7)
                                                            -------         -------
   Total operating profit                       - $m            250             276
                                                            =======         =======
   Production (a)                               - kte         7,243           6,980
   Petrochemicals Indicator Margin (b)          - $/te          122(c)           96

---------------

(a) Includes BP share of joint ventures, associated undertakings and other interests in production.

(b) The Petrochemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nexant in their quarterly market analyses, which we weight based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broad range of products. Among the products and businesses covered in the CIM are the olefins and derivatives, the aromatics and derivatives,  linear  alpha-olefins  (LAOs),  acetic  acid,  vinyl  acetate monomers and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins (PAOs), anhydrides, speciality intermediates, and the remaining parts of the solvents and acetyls businesses. This measure is not BP specific, rather it is an indicator of relative industry profitability and BP's actual margins will differ. While not entirely representative of BP's complete range of products, we believe it does provide investors with useful information about the environment for BP's products.

(c) Provisional. The data for the first quarter is based on two months' actual and one month of provisional data.

Turnover for the three months ended March 31, 2004 was $4,510 million compared with $4,121 million for the equivalent period in 2003. The increase in turnover for the first quarter primarily reflects increases of $250 million from higher sales volumes and $140 million from higher US Olefins prices.

Profit before interest and tax for the three months ended March 31, 2004 was $96 million compared with $283 million for the equivalent period in 2003. The first quarter of 2004 was after net exceptional losses before tax of $154 million, which were largely associated with the sale of our Specialty Intermediates Business and the exit of the Baglan Bay site in the UK. The first quarter of 2003 included net exceptional gains before tax of $7 million.

Total operating profit for the three months ended March 31, 2004 was $250 million, including inventory holding gains of $121 million. Total operating profit for the three months ended March 31, 2003 was $276 million, including inventory holding gains of $146 million.

In addition to the factors above, operating profit in the first quarter of 2004 compared with the first quarter of 2003 reflects adverse foreign exchange impacts. The margin structures of our European operations continue to be affected by the strength of the euro and sterling, as we are unable to achieve offsetting price increases due to dollar-based competition.

Petrochemicals production of 7,243 thousand tonnes in the first quarter of 2004 was 263 thousand tonnes above the first quarter of 2003. Higher production was due to improved plant utilization and organic growth, including two new Asian PTA plants coming on stream and increasing our share of Asian PTA joint ventures.

During the first quarter, we announced the closure and exit from the Baglan Bay site in the UK. We signed a sale and purchase agreement for our Specialty Intermediates Business (trimellitic anhydride, purified isophthalic acid (PIA) and maleic anhydride) based in Joliet, Illinois in the USA, plus the economic interest in our European PIA business.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

GAS, POWER AND RENEWABLES

                                                              Three months ended
                                                                   March 31
                                                                 (Unaudited)
                                                            2004              2003
                                                         -------           -------
                                                               ($ million)
   Turnover                               - $m            20,975            18,080

   Profit before interest and tax         - $m               188               243
   Exceptional (gains) losses             - $m                 -                 -
                                                         -------           -------
   Total operating profit                 - $m               188               243
                                                         =======           =======

Turnover for the three months ended March 31, 2004 was $20,975 million, compared with $18,080 million for the same period in 2003. The increase for the quarter primarily reflects higher natural gas sales volumes.

Profit before interest and tax for the three months ended March 31, 2004 was $188 million compared with $243 million for the equivalent period in 2003.

Total operating profit for the three months ended March 31, 2004 was $188 million, after inventory holding losses of $10 million. Total operating profit for the three months ended March 31, 2003 was $243 million, including inventory holding gains of $27 million.

In addition to the factors above, operating profit in the first quarter of 2004 compared with the first quarter of 2003 reflects $54 million lower profit in marketing and trading, improvements of $30 million in global LNG and $7 million in Solar and a similar contribution from the natural gas liquids business.

The marketing and trading profit in North America is down compared with the first quarter of 2003, when the business benefited from high margins as a result of the prolonged cold weather in northeast and midwest markets. The global LNG business had a strong quarter due to higher margins and continued growth in LNG sales volumes.

The first quarter natural gas liquids result was flat, with volume increases of 32% offset by lower margins.

Profit in the first quarter of 2004 for the solar business increased compared with the first quarter of 2003, primarily as a result of the benefits of the 2003 restructuring programme.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - concludued

OTHER BUSINESSES AND CORPORATE

                                                                 Three months ended
                                                                      March 31
                                                                    (Unaudited)
                                                               2004              2003
                                                            -------           -------
                                                                    ($ million)
   Turnover                                      - $m           121               111

   Profit (loss) before interest and tax         - $m         1,129              (166)
   Exceptional (gains) losses                    - $m        (1,313)               (6)
                                                            -------           -------
   Total operating profit (loss)                 - $m          (184)             (172)
                                                            =======           =======

Other businesses and corporate comprises Finance, the Group's aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities.

Profit before interest and tax for the three months ended March 31, 2004 was $1,129 million compared with a loss of $166 million for the equivalent period in 2003. The first quarter of 2004 included net exceptional gains before tax of $1,313 million, which were associated with the sale of our interest in PetroChina for $1.65 billion and our interest in Sinopec for $0.7 billion. The first quarter of 2003 included net exceptional gains before tax of $6 million.

FORWARD-LOOKING STATEMENTS

In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular, although not limited to, the statements under `Group Results' with regard to working capital, fulfillment of contract obligations, the timing of acquisitions and divestments and the timing of new projects, are all forward-looking in nature.
Forward-looking statements are also identified by such phrases as `will', `expects', `is expected to', `should', `may', `is likely to', `intends', 'plans' and `believes'. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements, future levels of industry product supply, the timing of bringing new fields onstream, demand and pricing, exchange rate fluctuations, operational problems, general economic conditions, political stability and economic growth in relevant areas of the world, changes in laws and governmental regulations, development and use of new technology, successful partnering, the actions of competitors, the actions of third party suppliers of facilities and services, natural disasters and other changes to business conditions, prolonged adverse weather conditions, changes in public expectations and other changes to business conditions, wars and acts of terrorism or sabotage, and other factors discussed elsewhere in this report. These and other factors may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP's business, is contained in BP's Annual Report and Annual Accounts for 2003 and the Annual
Report  on Form  20-F  for  2003  filed  with  the US  Securities  and  Exchange
Commission.

2004 DIVIDENDS

On April 27, 2004, BP p.l.c.  announced a first  quarterly  dividend for 2004 of
6.75 cents per ordinary share of 25 cents (ordinary shares), representing $0.405 per American Depositary Share (ADS) amounting to $1,483 million in total. The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares was May 14, 2004, with payment made on June 7, 2004.

Under the former US-UK Income Tax Treaty, dividends paid to qualifying ADS holders entitled them to a refund of a deemed UK tax credit equal to 1/9th of the announced dividend. This credit was exactly offset by an amount deemed by the former US-UK Income Tax Treaty to be a UK withholding tax. The net effect for ADS holders was a cash payment equal to the amount of the announced dividend, a potential foreign tax credit equal to 1/9th of the announced dividend, and a gross dividend equal to the sum of those two amounts. Under the new US-UK Income Tax Treaty, this deemed tax credit is no longer available on dividends paid to qualifying ADS shareholders, beginning with the first quarterly dividend for 2003.

A dividend reinvestment facility is available for holders of ADSs through JPMorgan Chase Bank (formerly known as Morgan Guaranty Trust Company). Participants in the dividend reinvestment facility included in the US Direct Access Plan received the dividend in the form of shares on June 7, 2004.

                           BP p.l.c. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME


                                                                     Three months ended
                                                                          March 31
                                                                         (Unaudited)
                                                                  2004                 2003
                                                               -------              -------
                                                                    ($ million, except per
                                                                        share amounts)
Turnover - Note 3                                               69,480              62,429
Less: joint ventures                                             1,878                 398
                                                               -------              -------
Group turnover                                                  67,602              62,031
Cost of sales                                                   58,750              52,668
Production taxes - Note 4                                          525                 504
                                                               -------              -------
Gross profit                                                     8,327               8,859
Distribution and administration expenses                         3,240               3,244
Exploration expense - Note 5                                       136                 112
                                                               -------              -------
                                                                 4,951               5,503
Other income                                                        90                 131
                                                               -------              -------
Group operating profit                                           5,041               5,634
Share of profits of joint ventures                                 491                 118
Share of profits of associated undertakings                        150                 186
                                                               -------              -------
Total operating profit                                           5,682               5,938
Profit (loss) on sale of fixed assets and businesses
or termination of operations - Note 6                            1,230                 394
                                                               -------              -------
Profit before interest and tax                                   6,912               6,332
Interest expense - Note 7                                          152                 176
Other finance expense - Note 8                                      76                 129
                                                               -------              -------
Profit before taxation                                           6,684               6,027
Taxation - Note 9                                                1,822               1,782
                                                               -------              -------
Profit after taxation                                            4,862               4,245
Minority shareholders' interest                                     44                  26
                                                               -------              -------
Profit for the period (a)                                        4,818               4,219
                                                               =======              ======
Earnings per ordinary share - cents (a)
     Basic                                                       21.81               18.90
     Diluted                                                     21.34               18.84
                                                               -------              -------
Earnings per American Depositary Share - cents (a)
     Basic                                                      130.86              113.40
     Diluted                                                    128.04              113.04

                                                              ----------         ----------
Average number of outstanding ordinary shares (thousand)      22,087,796         22,326,486
                                                              ==========         ==========


---------------

(a) A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET


                                                        March 31, 2004                      December 31, 2003
                                                          (Unaudited)
                                                    -----------------------               -----------------------
                                                                             ($ million)
Fixed assets
    Intangible assets                                            13,386                                  13,642
    Tangible assets                                              91,800                                  91,911
    Investments                                                  18,492                                  17,458
                                                                -------                                 -------
                                                                123,678                                 123,011
 Current assets
    Inventories                                     11,298                                   11,617
    Receivables                                     35,099                                   33,902
    Investments                                        328                                      185
    Cash at bank and in hand                         2,006                                    1,947
                                                   -------                                  -------
                                                    48,731                                   47,651
                                                   -------                                  -------

 Current liabilities - falling due within one year
    Finance debt                                     6,997                                    9,456
    Accounts payable and accrued liabilities        43,018                                   41,128
                                                   -------                                  -------
                                                    50,015                                   50,584
                                                   -------                                  -------

 Net current assets (liabilities)                                (1,284)                                 (2,933)
                                                                -------                                 -------
 Total assets less current liabilities                          122,394                                 120,078

 Noncurrent liabilities
    Finance debt                                    12,940                                   12,869
    Accounts payable and accrued liabilities         5,834                                    6,090
    Provisions for liabilities and charges
       Deferred tax                                 14,578                                   14,371
       Other                                         8,766                                    8,815
                                                   -------                                  -------
                                                                 42,118                                  42,145
                                                                -------                                 -------
 Net assets excluding pension and other
 postretirement benefit balances                                 80,276                                  77,933
 Defined benefit pension plan surplus                1,258                                    1,021
 Defined benefit pension plan and other
 postretirement benefit plan deficits               (7,524)                                  (7,510)
                                                   -------                                  -------
                                                                 (6,266)                                 (6,489)
                                                                -------                                 -------
                                                                 74,010                                  71,444
 Net assets
 Minority shareholders' interest - equity                         1,181                                   1,125
                                                                -------                                 -------
 BP shareholders' interest (a) - Note 12                         72,829                                  70,319
                                                                =======                                 =======

 Represented by:
 Capital shares
    Preference                                                       21                                      21
    Ordinary                                                      5,500                                   5,531
 Paid-in surplus                                                  4,637                                   4,480
 Merger reserve                                                  27,114                                  27,077
 Retained earnings                                               35,504                                   33,177
 Shares held by ESOP trusts                                         (39)                                    (96)
 Other reserves                                                      92                                     129
                                                                -------                                 -------
                                                                 72,829                                  70,319
                                                                =======                                 =======

---------------

(a) A summary of the material adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                         Three months ended
                                                                              March 31
                                                                             (Unaudited)
                                                                      2004                 2003
                                                                   -------              -------
                                                                            ($ million)
Net cash inflow from operating activities                            7,674                5,961
                                                                   -------              -------
Dividends from joint ventures                                          178                   13
                                                                   -------              -------
Dividends from associated undertakings                                  31                   55
                                                                   -------              -------
Servicing of finance and returns on investments
Interest received                                                       41                   31
Interest paid                                                         (165)                (207)
Dividends received                                                      12                    6
Dividends paid to minority shareholders                                 (2)                  (2)
                                                                   -------              -------
Net cash outflow from servicing of finance
and returns on investments                                            (114)                (172)
                                                                   -------              -------

Taxation
UK corporation tax                                                    (322)                (312)
Overseas tax                                                          (258)                (320)
                                                                   -------              -------
Tax paid                                                              (580)                (632)
                                                                   -------              -------

Capital expenditure and financial investment
Payments for fixed assets                                           (2,941)              (2,871)
Proceeds from the sale of fixed assets                               2,839                2,317
                                                                   -------              -------
Net cash outflow for capital expenditure
  and financial investment                                            (102)                (554)
                                                                   -------              -------

Acquisitions and disposals
Proceeds from the sale of businesses                                     -                  160
Net investment in TNK-BP joint venture                              (1,273)                   -
Net investment in other joint ventures                                 (92)                 (14)
Investments in associated undertakings                                (433)                (186)
                                                                   -------              -------
Net cash (outflow) inflow for acquisitions and disposals            (1,798)                 (40)
                                                                   -------              -------
Equity dividends paid                                               (1,492)              (1,397)
                                                                   -------              -------
Net cash inflow (outflow)                                            3,797                3,234
                                                                   =======              =======

Financing                                                            3,598                3,599
Management of liquid resources                                         138                   13
Increase (decrease) in cash                                             61                 (378)
                                                                   -------              -------
                                                                     3,797                3,234
                                                                   =======              =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF CASH FLOWS - concluded


                                                                         Three months ended
                                                                              March 31
                                                                             (Unaudited)
                                                                      2004                 2003
                                                                   -------              -------
                                                                            ($ million)
Reconciliation of profit before interest
and tax to net cash inflow from operating activities
Profit before interest and tax                                       6,912                6,332
Depreciation and amounts provided                                    2,814                2,709
Exploration expenditure written off                                     67                   50
Net operating charge for pensions and other
post retirement benefits, less contributions                           (23)                (243)
Share of profits of joint ventures and associated undertakings        (641)                (304)
Interest and other income                                              (64)                 (48)
(Profit) loss on sale of fixed assets and businesses                (1,230)                (394)
Charge for provisions                                                   67                   29
Utilization of provisions                                             (155)                (116)
Decrease (increase) in inventories                                     247                  376
(Increase) decrease in debtors                                      (1,586)              (6,645)
Increase (decrease) in creditors                                     1,266                4,215
                                                                   -------              -------
Net cash inflow from operating activities                            7,674                5,961
                                                                   =======              =======

Financing
Long-term borrowing                                                   (628)              (1,015)
Repayments of long-term borrowing                                      836                  403
Short-term borrowing                                                  (156)                (626)
Repayments of short-term borrowing                                   2,408                3,899
                                                                   -------              -------
                                                                     2,460                2,661

Issue of ordinary share capital for employee share schemes            (126)                 (67)
Purchase of shares by ESOP trusts                                       15                    6
Repurchase of ordinary share capital                                 1,249                  999
                                                                   -------              -------
Net cash outflow from financing                                      3,598                3,599
                                                                   =======              =======


---------------


(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement presented on a SFAS 95 format is included in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2003 included in BP's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.   Restatement of comparative information

     Comparative information for 2003 has been restated to reflect the changes described below.

     (a)  Transfer of Natural Gas Liquids activities

          With effect from January 1, 2004 natural gas liquids (NGL) activities have been transferred from Exploration and Production to Gas, Power and Renewables.

     (b)  New accounting standard for pensions and other postretirement benefits

          With effect from January 1, 2004 BP has adopted Financial Reporting Standard No. 17 'Retirement Benefits' (FRS 17). FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities. This contrasts with Statement of Standard Accounting Practice No. 24 'Accounting for Pension Costs', which requires the cost of providing pensions to be recognized on a systematic and rational basis over the period during which the employer benefits from the employee's services. The difference between the amount charged in the income statement and the amount paid as contributions into the pension fund is shown as a prepayment or provision on the balance sheet.

     (c)  Accounting for Employee Share Ownership Plans

          With effect from January 1, 2004 BP has adopted Urgent Issues Task Force Abstract No. 38 'Accounting for ESOP Trusts'. This abstract requires that BP shares held by the Group for the purposes of Employee Share Ownership Plans (ESOPs) are deducted from equity on the balance sheet. Such shares were previously classified as fixed asset investments.

          Balance sheet at 31 December 2003                                Restated          Reported
                                                                           --------          --------
                                                                                  ($ million)
          Fixed assets
              Intangible assets                                              13,642            13,642
              Tangible assets                                                91,911            91,911
              Investments                                                    17,458            17,554
                                                                           --------          --------
                                                                            123,011           123,107
                                                                           --------          --------
          Current assets                                                     47,651            54,465
          Creditors - amounts falling due within one year                    50,584            50,584
                                                                           --------          --------
          Net current assets (liabilities)                                   (2,933)            3,881
                                                                           --------          --------
          Total assets less current liabilities                             120,078           126,988
          Creditors - amounts falling due after more than one year           18,959            18,959
          Provisions for liabilities and charges
              Deferred taxation                                              14,371            15,273
              Other provisions                                                8,815            15,693
                                                                           --------          --------
          Net assets excluding pension and other
            postretirement benefit balances                                  77,933            77,063
          Defined benefit pension plan surplus                                1,021                 -
          Defined benefit pension plan and other
            postretirement benefit plan deficits                            (7,510)                -
                                                                           --------          --------
          Net assets                                                         71,444            77,063
          Minority shareholders' interest                                     1,125             1,125
                                                                           --------          --------
          BP shareholders' interest                                          70,319            75,938
                                                                           ========          ========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


              Income Statement                                    Three months ended
                                                                     March 31 2003
                                                                      (Unaudited)
                                                               Restated           Reported
                                                               --------           --------
                                                                      ($ million)
              Exploration and Production                          4,724              4,765
              Refining and Marketing                              1,248              1,199
              Petrochemicals                                        283                292
              Gas, Power and Renewables                             243                221
              Other businesses and corporate                       (166)              (159)
                                                               --------           --------
              Profit before interest and tax                      6,332              6,318
              Interest expense                                      176                220
              Other finance expense                                 129                  -
                                                               --------           --------
              Profit before taxation                              6,027              6,098
              Taxation                                            1,782              1,805
                                                               --------           --------
              Profit after taxation                               4,245              4,293
              Minority shareholders' interest                        26                 26
                                                               --------           --------

              Profit for the period                               4,219              4,267
                                                               ========           ========

              Distribution to shareholders                        1,386              1,386
                                                               --------           --------

              Profit per ordinary share - cents
              Basic                                               18.90              19.11
              Diluted                                             18.84              19.05
                                                               ========           ========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                                         Three months ended
                                                                              March 31
                                                                             (Unaudited)
                                                                      2004                 2003
                                                                   -------              -------
                                                                            ($ million)
3.   Turnover
     By business
     Exploration and Production                                      8,166                8,878
     Refining and Marketing                                         41,694               39,495
     Petrochemicals                                                  4,510                4,121
     Gas, Power and Renewables                                      20,975               18,080
     Other businesses and corporate                                    121                  111
                                                                   -------              -------
                                                                    75,466               70,685
     Less: sales between businesses                                  7,864                8,654
                                                                   -------              -------

     Group excluding joint ventures                                 67,602               62,031
     Share of sales of joint ventures                                1,878                  398
                                                                   -------              -------
                                                                    69,480               62,429
                                                                   =======              =======
     By geographical area
     Group excluding joint ventures
     UK                                                             17,296               15,132
     Rest of Europe                                                 12,041               13,317
     USA                                                            31,803               29,341
     Rest of World                                                  15,817               13,736
                                                                   -------              -------
                                                                    76,957               71,526
     Less: sales between areas                                       9,355                9,495
                                                                   -------              -------
                                                                    67,602               62,031
                                                                   =======              =======
4.   Production taxes
     UK petroleum revenue tax                                          126                  133
     Overseas production taxes                                         399                  371
                                                                   -------              -------
                                                                       525                  504
                                                                   =======              =======
5.   Exploration expense
     Exploration and Production
         UK                                                              2                    3
         Rest of Europe                                                  2                    4
         USA                                                            97                   37
         Rest of World                                                  35                   68
                                                                   -------              -------
                                                                       136                  112
                                                                   =======              =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                                         Three months ended
                                                                              March 31
                                                                             (Unaudited)
                                                                      2004                 2003
                                                                   -------              -------
                                                                            ($ million)
6.   Analysis of exceptional items

     Profit (loss) on sale of fixed assets and
     businesses or termination of operations
     Exploration and Production                                        211                  433
     Refining and Marketing                                           (140)                 (52)
     Petrochemicals                                                   (154)                   7
     Gas, Power and Renewables                                           -                    -
     Other businesses and corporate                                  1,313                    6
                                                                   -------              -------
     Exceptional items before taxation                               1,230                  394
     Taxation credit (charge)                                           70                  (54)
                                                                   -------              -------
     Exceptional items after taxation                                1,300                  340
                                                                   =======              =======
7.   Interest expense
     Group interest payable                                            149                  187
     Capitalized                                                       (50)                 (34)
                                                                   -------              -------
                                                                        99                  153
     Joint ventures                                                     41                   13
     Associated undertakings                                            12                   10
                                                                   -------              -------
                                                                       152                  176
                                                                   =======              =======
8.   Other finance expense
     Interest on pension and other postretirement
     benefit plan liabilities                                          500                  460
     Expected return on pension and other
     postretirement benefit plan assets                               (498)                (375)
                                                                   -------              -------
     Interest net of expected return on plan assets                      2                   85
     Unwinding of discount on provisions                                48                   44
     Unwinding of discount on deferred consideration
     for acquisition of investment in TNK-BP                            26                    -
                                                                   -------              -------
                                                                        76                  129
                                                                   =======              =======
9.   Charge for taxation
     Current                                                         1,706                1,581
     Deferred                                                          116                  201
                                                                   -------              -------
                                                                     1,822                1,782
                                                                   =======              =======
     UK                                                                345                  451
     Overseas                                                        1,477                1,331
                                                                   -------              -------
                                                                     1,822                1,782
                                                                   =======              =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


10.  Business and geographical analysis



                                                                                     Gas,        Other
                                      Exploration    Refining                      Power    businesses
By business                                   and         and       Petro-           and           and
                                       Production   Marketing    chemicals    Renewables     corporate    Eliminations     Total
                                      -----------   ---------   ----------    ----------   -----------    ------------  --------
                                                                        ($ million)
Three months
ended March 31, 2004
Group turnover
-   third parties                           2,399      40,295        4,364        20,423           121               -    67,602
-   sales between businesses                5,767       1,399          146           552            -           (7,864)        -
                                      ------------------------------------------------------------------------------------------
                                            8,166      41,694        4,510        20,975           121          (7,864)   67,602
                                      ------------------------------------------------------------------------------------------

Share of sales by joint ventures            1,633         116          129             -             -               -     1,878
                                      ------------------------------------------------------------------------------------------
Equity accounted income                       548          37           57            (1)            -               -       641
                                      ------------------------------------------------------------------------------------------

Total operating profit (loss)               4,039       1,389          250           188          (184)              -     5,682
Exceptional items                             211        (140)        (154)            -         1,313               -     1,230
                                      ------------------------------------------------------------------------------------------
Profit (loss) before interest
and tax                                     4,250       1,249           96           188         1,129               -     6,912
                                      ------------------------------------------------------------------------------------------
Capital expenditure and
acquisitions                                3,823         464          166            61            11               -     4,525


Three months
ended March 31, 2003
Group turnover
-   third parties                           1,949      38,440        4,000        17,531           111               -    62,031
-   sales between businesses                6,929       1,055          121           549             -          (8,654)        -
                                      ------------------------------------------------------------------------------------------
                                            8,878      39,495         4,121       18,080           111          (8,654)   62,031
                                      ------------------------------------------------------------------------------------------

Share of sales by joint ventures              181         100          117             -             -               -       398
                                      ------------------------------------------------------------------------------------------
Equity accounted income                       234          37           25            (1)            9               -       304
                                      ------------------------------------------------------------------------------------------

Total operating profit (loss)               4,291       1,300          276           243          (172)              -     5,938
Exceptional items                             433         (52)           7             -             6               -       394
                                      ------------------------------------------------------------------------------------------
Profit (loss) before interest
and tax                                     4,724       1,248          283           243          (166)              -     6,332
                                      ------------------------------------------------------------------------------------------
Capital expenditure and
acquisitions                                2,118         537           96            87            30               -     2,868


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


10.  Business and geographical analysis - concluded



                                                               Rest of              Rest of
By geographical area                                      UK    Europe        USA     World     Eliminations      Total
                                                     -------  --------    -------   -------     ------------    -------
                                                                               ($ million)
Three months ended March 31, 2004
Group turnover   -third parties                       12,180    10,862     31,075    13,485                -     67,602
                 -sales between areas                  5,116     1,179        728     2,332           (9,355)         -
                                                     ------------------------------------------------------------------
                                                      17,296    12,041     31,803    15,817           (9,355)    67,602
                                                     ------------------------------------------------------------------

Share of sales by joint ventures                          41        88         39     1,710                -      1,878
                                                     ------------------------------------------------------------------
Equity accounted income                                    2         5         17       617                -        641
                                                     ------------------------------------------------------------------

Total operating profit (loss)                            401       753      2,435     2,093                -      5,682
Exceptional items                                        (45)      (36)      (150)    1,461                -      1,230
                                                     ------------------------------------------------------------------
Profit before interest and tax                           356       717      2,285     3,554                -      6,912
                                                     ------------------------------------------------------------------

Capital expenditure and acquisitions                     253       180      1,257     2,835                -      4,525

Three months ended March 31, 2003
Group turnover   -third parties                       10,919    11,057     28,855    11,200                -     62,031
                 -sales between areas                  4,213     2,260        486     2,536           (9,495)         -
                                                     ------------------------------------------------------------------
                                                      15,132    13,317     29,341    13,736           (9,495)    62,031
                                                     ------------------------------------------------------------------

Share of sales by joint ventures                          28        89         42       239                -        398
                                                     ------------------------------------------------------------------
Equity accounted income                                   (1)       (3)        35       273                -        304
                                                     ------------------------------------------------------------------

Total operating profit (loss)                            932       786      2,585     1,635                -      5,938
Exceptional items                                        (11)      (42)      (145)      592                -        394
                                                     ------------------------------------------------------------------
Profit before interest and tax                           921       744      2,440     2,227                -      6,332
                                                     ------------------------------------------------------------------

Capital expenditure and acquisitions                     295       202      1,394       977                -      2,868

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                                         Three months ended
                                                                              March 31
                                                                             (Unaudited)
                                                                      2004                 2003
                                                                   -------              -------
                                                                            ($ million)
11.  Analysis of changes in net debt Opening balance
     Finance debt                                                   22,325               22,008
     Less:   Cash                                                    1,947                1,520
             Current asset investments                                 185                  215
                                                                   -------               ------
     Opening net debt                                               20,193               20,273
                                                                   -------               ------
     Closing balance
     Finance debt                                                   19,937               19,042
     Less:   Cash                                                    2,006                1,151
             Current asset investments                                 328                  228
                                                                   -------               ------
     Closing net debt                                               17,603               17,663
                                                                   -------               ------
     Decrease in net debt                                            2,590                2,610
                                                                   =======               ======

     Movement in cash/bank overdrafts                                   61                 (378)
     Increase in current asset investments                             138                   13
     Net cash outflow from financing (excluding share capital)       2,460                2,661
     Exchange of Exchangeable Bonds for
       Lukoil American Depositary Shares                                 -                  420
     Other movements                                                    14                   64
                                                                   -------               ------
     Movement in net debt before exchange effects                    2,673                2,780
     Exchange adjustments                                              (83)                (170)
                                                                   -------               ------
     Decrease in net debt                                            2,590                2,610
                                                                   =======               ======


 12.  Movement in BP shareholders' interest                                         ($ million)
      Balance at December 31, 2003                                                     75,938
      Prior year adjustment - change in accounting policy (see Note 2)                 (5,619)
                                                                                       ------
      As restated                                                                      70,319
      Profit for the period                                                             4,818
      Distribution to shareholders                                                     (1,483)
      Currency translation differences (net of tax)                                       238
      Issue of ordinary share capital for employee share schemes                          126
      (Purchase) release of shares by ESOP trusts                                          60
      Repurchase of ordinary share capital                                             (1,249)
                                                                                       ------
      Balance at March 31, 2004                                                        72,829
                                                                                       ======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


13.  Earnings per share

     The calculation of basic earnings per ordinary share is based on the profit attributable to ordinary shareholders, i.e., profit for the period less preference dividends, related to the weighted average number of ordinary shares outstanding during the period. The average number of shares outstanding excludes the shares held by the Employee Share Ownership Plans.

     The calculation of diluted earnings per share is based on profit attributable to ordinary shareholders, adjusted for the unwinding of the discount on the deferred consideration for the acquisition of our interest in TNK-BP. The number of shares outstanding is adjusted to show the potential dilution if employee share options are converted into ordinary shares, and for the ordinary shares issuable, in three annual tranches, in respect of the TNK-BP joint venture. The number of ordinary shares outstanding for basic and diluted earnings per share may be reconciled as follows:

                                                                            Three months ended
                                                                                 March 31
                                                                                (Unaudited)
                                                                         2004                 2003
                                                                      -------              -------
                                                                        (shares thousands)
     Weighted average number of ordinary shares                    22,087,796           22,326,486
     Ordinary shares issuable under employee share schemes             65,709               68,313
     Ordinary shares issuable as consideration for BP's
       interest in the TNK-BP joint venture                           508,782                    -
                                                                   ----------           ----------
                                                                   22,662,287           22,394,799
                                                                   ==========           ==========

14.  Share-based compensation

     BP accounts for share options granted to employees using the intrinsic-value method. If the fair value of options granted in any particular year is estimated and this value amortized over the vesting period of the options, an indication of the cost of granting options to employees can be made. The fair value of each share option granted has been estimated using a Black-Scholes option pricing model.

     The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, `Accounting for Stock-Based Compensation', to share based employee compensation.

                                                                            Three months ended
                                                                                 March 31
                                                                                (Unaudited)
                                                                         2004                 2003
                                                                      -------              -------
                                                                               ($ million)
    Profit for the period applicable to ordinary shares, as reported    4,818                4,219
    Deduct: Total stock-based employee compensation
      expense determined under fair value based method
      for all awards, net of related tax effects                          (20)                 (24)
                                                                      -------              -------
    Pro forma net income                                                4,798                4,195
                                                                      =======              =======

                                                                                   (cents)
    Earnings per share
      Basic - as reported                                               21.81                18.90
      Basic - pro forma                                                 21.72                18.79

      Diluted - as reported                                             21.34                18.84
      Diluted - pro forma                                               21.25                18.73

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles

     The consolidated financial statements of the BP Group are prepared in accordance with UK GAAP which differs in certain respects from US GAAP. The principal differences between US GAAP and UK GAAP for BP Group reporting relate to the following:

     (i)  Group consolidation

          Where the Group conducts activities through a joint arrangement that is not carrying on a trade or business in its own right, the Group accounts for its own assets, liabilities and cash flows of the activity measured according to the terms of the arrangement. For the Group this method of accounting applies to undivided interests in pipelines from production facilities to terminals for shipping or onward transmission (such as the Trans Alaska Pipeline System and UK Central Area Transmission System) and oil and natural gas exploration and production activities where the Group has a direct interest in the field or a contractual right to a share of production. The operations of the pipeline or field may be undertaken by one participant on behalf of all other participants or by a company specifically created for this purpose. In either case contractual arrangements specify the allocation of costs between participants. US GAAP permits such arrangements to be accounted for by proportional consolidation, which is equivalent to UK GAAP.

          Joint ventures and associated undertakings are accounted for by the equity method. UK GAAP requires the consolidated financial statements to show separately the Group proportion of operating profit or loss, exceptional items, interest expense and taxation of joint ventures and associated undertakings. In addition the Group's share of turnover of joint ventures should be disclosed. For US GAAP the after tax profits or losses (i.e. operating results after exceptional items, interest expense and taxation) are included in the income statement as a single line item.

          UK GAAP requires the Group's share of the gross assets and gross liabilities of joint ventures to be shown on the face of the balance sheet whereas under US GAAP the net investment is included as a single line item.

          The following summarizes the reclassifications for joint ventures and associated undertakings necessary to accord with US GAAP.

                                                                          Three months ended March 31, 2004
                                                                                     (Unaudited)
                                                                   ------------------------------------------------
                                                                         As                                 US GAAP
      Increase (decrease) in caption heading                       Reported    Reclassification        Presentation
                                                                   ------------------------------------------------
                                                                                   ($ million)
      Consolidated statement of income
      Other income                                                       90                 409                 499
      Share of profits of JVs and associated undertakings               641                (641)                  -
      Exceptional items before taxation                               1,230                   -               1,230
      Interest expense                                                  152                 (53)                 99
      Taxation                                                        1,822                (179)              1,643
      Profit for the period                                           4,818                   -               4,818


                                                                          Three months ended March 31, 2003
                                                                                      (Unaudited)
                                                                   ------------------------------------------------
                                                                         As                                 US GAAP
      Increase (decrease) in caption heading                       Reported    Reclassification        Presentation
                                                                   ------------------------------------------------
                                                                                   ($ million)
      Consolidated statement of income
      Other income                                                      131                 216                 347
      Share of profits of JVs and associated undertakings               304                (304)                  -
      Exceptional items before taxation                                 394                   -                 394
      Interest expense                                                  176                 (23)                153
      Taxation                                                        1,782                 (65)              1,717
      Profit for the period                                           4,219                   -               4,219

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (ii) Exceptional items

          Under UK GAAP certain exceptional items are shown separately on the face of the income statement after operating profit. These items are profits or losses on the sale of fixed assets and businesses or termination of operations and fundamental restructuring charges. Under US GAAP these items are classified as operating income or expenses.

    (iii) Deferred taxation/business combinations

          US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of assets acquired and liabilities assumed in a purchase business combination, whereas under UK GAAP no such deferred tax asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                                            Three months ended
                                                                                 March 31
          Increase (decrease) in caption heading                               (Unaudited)
                                                                         2004                 2003
                                                                      -------              -------
                                                                               ($ million)
          Cost of sales                                                   129                  692
          Taxation                                                       (117)                (728)
          Profit for the period                                           (12)                  36
                                                                      =======              =======

                                                                              At                At
                                                                      March 31, 2004     December 31,
                                                                        (Unaudited)          2003
                                                                      --------------     -------------
                                                                                ($ million)
        Tangible assets                                                     5,926           6,084
        Deferred taxation                                                   6,004           6,149
        BP shareholders' interest                                             (78)            (65)
                                                                          =======         =======

     (iv) Provisions

          UK GAAP requires provisions for decommissioning, environmental liabilities and onerous contracts to be determined on a discounted basis if the effect of the time value of money is material. The provisions for decommissioning and environmental liabilities are estimated using costs based on current prices and discounted using real discount rates. Unwinding of the discount and the effect of a change in the discount rate is included in interest expense in the period. When a decommissioning provision is set up, a tangible fixed asset of the same amount is also recognized and is subsequently depreciated as part of the capital costs of the facilities.

          On January 1, 2003 the Group adopted Statement of Financial Accounting Standards No. 143 `Accounting for Asset Retirement Obligations' (SFAS
          143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. Unwinding of the discount is included in operating profit for the period.

          The provisions for decommissioning under SFAS 143 are set up on a similar basis to UK GAAP except that estimated future cash outflows are discounted using a credit-adjusted risk-free rate rather than a real discount rate.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (iv) Provisions - concluded

          The cumulative effect of adopting SFAS 143 at January 1, 2003 resulted in an after tax credit to income, as adjusted to accord with US GAAP, of $1,002 million. The effect of adoption also included an increase in total assets, as adjusted to accord with US GAAP, of $687 million and a reduction in total liabilities, as adjusted to accord with US GAAP, of $315 million. The effect of adoption on the three months ended March 31, 2003 was to decrease profit by $23 million, before cumulative effect of accounting changes as adjusted to accord with US GAAP.

          Under US GAAP environmental liabilities are discounted only where the timing and amounts of payments are fixed and reliably determinable.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                                            Three months ended
                                                                                 March 31
          Increase (decrease) in caption heading                               (Unaudited)
                                                                         2004                 2003
                                                                      -------              -------
                                                                               ($ million)
        Cost of sales                                                      62                   16
        Interest expense                                                  (48)                 (44)
        Taxation                                                           (1)                   2
        Profit for the period before cumulative effect
          of accounting change                                            (13)                  26
        Cumulative effect of accounting change, net of taxation             -                1,002
        Profit for the period                                             (13)               1,028
                                                                      =======               ======

                                                                              At                At
                                                                      March 31, 2004     December 31,
                                                                        (Unaudited)          2003
                                                                      --------------     -------------
                                                                                ($ million)
        Tangible assets                                                      (804)           (835)
        Provisions                                                           (602)           (636)
        Deferred taxation                                                     (72)            (71)
        BP shareholders' interest                                            (130)           (128)
                                                                          =======         =======

          The following data summarizes the movements in the asset retirement obligation, as adjusted to accord with US GAAP, for the three months ended March 31, 2004.

                                                     ($ million)
          At January 1, 2004                            3,872
          Exchange adjustments                             35
          New provisions                                   22
          Unwinding of discount                            54
          Utilized/deleted                                (23)
                                                     --------
          At March 31, 2004                             3,960
                                                     ========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (v)  Sale and leaseback

          The sale and leaseback of an office building in Chicago, Illinois in 1998 was treated as a sale for UK GAAP whereas for US GAAP it was treated as a financing transaction. The remaining interest in this building was sold in January 2003.

          Provisions were recognized under UK GAAP in 1999 and 2002 to cover the likely shortfall on rental income from subletting the Chicago office building. As the original sale and leaseback was not treated as a sale for US GAAP the provision was reversed for US GAAP. Following the disposal of the building a provision has now been recognized for US GAAP.

          Under UK GAAP the profit arising on the sale and operating leaseback of certain railcars in 1999 was taken to income in the period in which the transaction occurred. Under US GAAP this profit was not recognized immediately but amortized over the term of the operating lease.

          The adjustments to profit for the period and BP shareholders' interest to accord with US GAAP are summarized below.

                                                                            Three months ended
                                                                                 March 31
          Increase (decrease) in caption heading                               (Unaudited)
                                                                         2004                 2003
                                                                      -------              -------
                                                                               ($ million)
          Cost of sales                                                     3                 (108)
          Taxation                                                         (1)                  37
          Profit for the period                                            (2)                  71
                                                                      =======               ======

                                                                              At                At
                                                                      March 31, 2004     December 31,
                                                                        (Unaudited)          2003
                                                                      --------------     -------------
                                                                                ($ million)
          Other accounts payable and accrued liabilities                       23              24
          Provisions                                                           35              32
          Deferred taxation                                                   (20)            (19)
          BP shareholders' interest                                           (38)            (37)
                                                                          =======         =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     (vi) Goodwill and intangible assets

          There are two main differences in the basis for determining goodwill between UK and US GAAP which result in the amount of goodwill for US GAAP reporting differing from the amount recognized under UK GAAP.

          Goodwill represents the difference between the consideration paid in an acquisition and the fair value of the assets and liabilities acquired. Where shares are issued in connection with an acquisition UK GAAP requires that the shares issued be valued at the time the public offer becomes unconditional. For US GAAP the consideration is determined at the date the offer is made.

          US GAAP requires the recognition of a deferred tax asset or liability for the tax effects of differences between the assigned values and the tax bases of the assets acquired and liabilities assumed in an acquisition, whereas under UK GAAP no such deferred tax liability or asset or liability is recognized. Under US GAAP the deferred tax asset or liability is amortized over the same period as the assets and liabilities to which it relates.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                                            Three months ended
                                                                                 March 31
          Increase (decrease) in caption heading                               (Unaudited)
                                                                         2004                 2003
                                                                      -------              -------
                                                                               ($ million)
          Cost of sales                                                  (360)                (342)
          Profit for the period                                           360                  342
                                                                      =======               ======

                                                                              At                At
                                                                      March 31, 2004     December 31,
                                                                        (Unaudited)          2003
                                                                      --------------     -------------
                                                                                ($ million)
          Intangible assets                                                 2,054           1,669
          BP shareholders' interest                                         2,054           1,669
                                                                          =======         =======

          In accordance with Group accounting practice, exploration licence acquisition costs are initially capitalized as an intangible fixed asset and are amortized over the estimated period of exploration.
          Where proved reserves of oil or natural gas are determined and development is sanctioned, the unamortized cost is transferred to tangible production assets. Where exploration is unsuccessful, the unamortized cost is charged against income. At March 31, 2004 and December 31, 2003, exploration licence acquisition costs included in the Group's tangible fixed assets and intangible fixed assets, net of accumulated amortization, were as follows.

                                                                              At                At
                                                                      March 31, 2004     December 31,
                                                                        (Unaudited)          2003
                                                                      --------------     -------------
                                                                                ($ million)
          Exploration licence acquisition cost included
          in fixed assets (net of accumulated amortization)
              Tangible fixed assets                                           577             600
              Intangible fixed assets                                       1,200           1,300
                                                                          =======         =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     (vi) Goodwill and intangible assets (concluded)

          Changes to exploration expenditure, goodwill and other intangible assets, as adjusted to accord with US GAAP, during the three months ended March 31, 2004 are shown below.

                                                                               Additional
                                                                    Gain on       minimum
                                                                      asset       pension
                                      Exploration                  exchange     liability          Other
                                      expenditure     Goodwill   (see (viii))   (see xiii))  intangibles      Total
                                      -----------     --------   -----------   ----------    -----------    -------
                                                                       ($ million)
         Net book amount
         At January 1, 2004                 4,236       10,838          148            43            237     15,502
         Amortization expense                 (67)           -           (4)            -            (10)       (82)
         Other movements                      119          105            -             -            (19)       205
                                      -----------  -----------  -----------   -----------    -----------  ---------
         At March 31 2004                   4,289       10,943          144            43            208     15,626
                                      ===========  ===========  ===========   ===========    ===========  =========

          Amortization expense relating to other intangibles is expected to be in the range $50-$75million in each of the succeeding five years.

    (vii) Derivative financial instruments and hedging activities

          Statement of Financial Accounting Standards No. 133, 'Accounting for Derivative Instruments and Hedging Activities' (SFAS 133) requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent that certain criteria are met, SFAS 133 permits, but does not require, hedge accounting.

          In the normal course of business the Group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, the Group trades derivatives in conjunction with these risk management activities.

          All oil price derivatives and all derivatives held for trading are carried on the Group's balance sheet at fair value with changes in that value recognized in earnings of the period for both UK and US GAAP. Certain financial derivatives used to manage foreign currency and interest rate risk that qualify for hedge accounting under UK GAAP are marked to market under SFAS 133. Under US GAAP the fair values of derivative financial instruments are shown as current assets and liabilities as appropriate.

          The Group has a number of long-term natural gas contracts which have been in place for many years. The pricing structure for certain of these contracts is not directly related to the market price of natural gas but to the price of other commodities or indices, such as fuel oil or consumer price indices. Under SFAS 133, these contracts are marked-to-market.

          In October 2002, the FASB Emerging Issues Task Force (EITF) reached a consensus with regards to EITF Issue No. 02-3, 'Issues Involved in Accounting for Contracts Under EITF Issue No. 98-10 "Accounting for Contracts Involved in Energy Trading and Risk Management Activities"' (EITF 02-3). This consensus, which rescinded EITF Issue No. 98-10 'Accounting for Contracts Involved in Energy Trading and Risk Management Activities' (EITF 98-10), requires all energy-related, non-derivative contracts (such as transportation, storage, tolling, and requirements contracts that do not meet the definition of a derivative) to be accounted for as executory contracts on an accrual basis. Under EITF 98-10, such contracts were accounted for at fair value.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

    (vii) Derivative financial instruments and hedging activities (concluded)

          The consensus is applicable for all contracts executed after October 25, 2002. Application of the consensus to contracts existing prior to October 26, 2002 is required to be accounted for as a cumulative effect of a change in accounting principle effective for periods beginning after December 15, 2002.

          For BP's reporting under UK GAAP, energy-related non-derivative contracts associated with trading activities are marked to market with gains and losses recognized in the income statement.

          The cumulative effect of adopting the consensus at January 1, 2003 resulted in an after tax credit to income, as adjusted to accord with US GAAP, of $50 million.

          EITF 02-3 also requires trading inventories to be accounted for at historical cost. The Group marks trading inventories to market at the balance sheet date. As such, a UK/US GAAP difference arises which impacts both profit for the year and BP shareholders' interest due to the difference in inventory valuations.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                                            Three months ended
                                                                                 March 31
          Increase (decrease) in caption heading                               (Unaudited)
                                                                         2004                 2003
                                                                      -------              -------
                                                                               ($ million)
          Cost of sales                                                  (303)                  12
          Taxation                                                        102                   (4)
          Profit for the period before cumulative
            effect of accounting change                                   201                   (8)
          Cumulative effect of accounting change, net of taxation           -                   50
          Profit for the period                                           201                   42
                                                                      =======               ======

                                                                              At                At
                                                                      March 31, 2004     December 31,
                                                                        (Unaudited)          2003
                                                                      --------------     -------------
                                                                                ($ million)
        Inventories                                                          (116)           (150)
        Accounts payable and accrued liabilities                             (331)            (58)
        Deferred taxation                                                      85             (20)
        BP shareholders' interest                                             130             (72)
                                                                          =======         =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

   (viii) Gain arising on asset exchange

          For UK GAAP the transaction with Solvay in 2001, which led to the exchange of businesses for an interest in a joint venture and an associated undertaking, has been treated as an asset swap which does not give rise to a gain or loss. Under US GAAP the transaction has been treated as a disposal and acquisition which gave rise to a gain on disposal. For US reporting, the gain is being recognized over 10 years.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                                            Three months ended
                                                                                 March 31
          Increase (decrease) in caption heading                               (Unaudited)
                                                                         2004                 2003
                                                                      -------              -------
                                                                               ($ million)
          Cost of sales                                                     5                    5
          Taxation                                                         (2)                  (2)
          Profit for the period                                            (3)                  (3)
                                                                      =======               ======

                                                                              At                At
                                                                      March 31, 2004     December 31,
                                                                        (Unaudited)          2003
                                                                      --------------     -------------
                                                                                ($ million)
          Intangible assets                                                   144             148
          Accounts payable and accrued liabilities                            (51)            (51)
          Deferred taxation                                                    68              70
          BP shareholders' interest                                           127             129
                                                                          =======         =======

     (ix) Consolidation of variable interest entities

          In January 2003, the FASB issued FASB Interpretation No. 46 'Consolidation of Variable Interest Entities' (Interpretation 46). Interpretation 46 clarifies the application of existing consolidation requirements to entities where a controlling financial interest is achieved through arrangements that do not involve voting interests. Under Interpretation 46, a variable interest entity is consolidated if a company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns.

          The Group currently has several ships under construction which will be accounted for under UK GAAP as operating leases. Under Interpretation 46 certain of the arrangements represent variable interest entities that would be consolidated by the Group. The maximum exposure to loss as a result of the Group's involvement with these entities is limited to the debt of the entity, less the fair value of the ships at the end of the lease term.

          The adoption of Interpretation 46 did not have a significant effect on profit, as adjusted to accord with US GAAP. The adjustments to BP shareholders' interest to accord with US GAAP are summarized below.

                                                                              At                At
                                                                      March 31, 2004     December 31,
        Increase (decrease) in caption heading                          (Unaudited)          2003
                                                                      --------------     -------------
                                                                                ($ million)
        Tangible assets                                                       270             217
        Accounts payable and accrued liabilities                             (270)           (217)
        BP shareholders' interest                                               -               -
                                                                          =======         =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     (x)  Pensions and other postretirement benefits

          With effect from January 1, 2004 BP adopted Financial Reporting Standard No. 17 `Retirement Benefits' (FRS 17). FRS 17 requires that the assets and liabilities arising from an employer's retirement benefit obligations and any related funding should be included in the financial statements at fair value and that the operating costs of providing retirement benefits to employees should be recognized in the income statement in the periods in which the benefits are earned by employees. This contrasts with Statement of Financial Accounting Standards No. 87 'Employers' Accounting for Provisions' (SFAS 87) which requires the cost of providing pensions to be recognized on a systematic and rational basis over the period during which the employer benefits from the employee's services. Under SFAS 87 the difference between the amount charged in the income statement and the amount paid as contributions into the pension fund is shown as a prepayment or provision on the balance sheet.

          The adjustments to profit for the period and to BP shareholders' interest to accord with US GAAP are summarized below.

                                                                            Three months ended
                                                                                 March 31
                                                                               (Unaudited)
        Increase (decrease) in caption heading                           2004                 2003
                                                                      -------              -------
                                                                               ($ million)
        Cost of sales                                                     120                   14
        Other finance expense                                              (2)                 (85)
        Taxation                                                          (21)                  23
        Profit for the period                                             (97)                  48
                                                                      =======               ======

                                                                              At                At
                                                                      March 31, 2004     December 31,
                                                                        (Unaudited)          2003
                                                                      --------------     -------------
                                                                                ($ million)
        Other receivables falling due after more than one year              6,881           6,814
        Provisions for liabilities and charges - other                      6,844           6,878
        Defined benefit pension plan surplus                               (1,258)         (1,021)
        Defined benefit pension plan and other
          postretirement benefit plan deficits                              7,524           7,510
        Deferred taxation                                                     907             902
        BP shareholders' interest                                           5,396           5,523
                                                                          =======         =======

     (xi) Dividends

          Under UK GAAP, dividends are recorded in the period in respect of which they are announced or declared by the board of directors to the shareholders. Under US GAAP, dividends are recorded in the period in which dividends are declared.

          The adjustment to BP shareholders' interest to accord with US GAAP is shown below.

                                                                              At                At
                                                                      March 31, 2004     December 31,
          Increase (decrease) in caption heading                        (Unaudited)          2003
                                                                      --------------     -------------
                                                                                ($ million)
          Other accounts payable and accrued liabilities                   (1,483)         (1,495)
          BP shareholders' interest                                         1,483           1,495
                                                                          =======         =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

   (xii) Investments

          Under UK GAAP certain of the Group's equity investments are reported as either fixed asset or current asset investments and carried on the balance sheet at cost subject to review for impairment. For US GAAP these investments are classified as available-for-sale securities. Consequently they are reported at fair value, with unrealized holding gains and losses, net of tax, reported in accumulated other comprehensive income. If a decline in fair value below cost is 'other than temporary' the unrealized loss is accounted for as a realized loss and charged against income.

          In February 2003, BP called its $420 Exchangeable Bonds which were exchangeable for Lukoil American Depositary Shares (ADSs). Bondholders converted to ADSs before the redemption date. For the three months ended March 31, 2003, gains of $99 million were reclassified from comprehensive income to net income.

          The Group sold its investments in Petrochina and Sinopec in January and February 2004, respectively, resulting in a gain on disposal of $1,314 million. For the three months ended March 31, 2004 gains of $1,165 million were reclassified from comprehensive income to net income.

          The  adjustments  to  accumulated  other   comprehensive   income  (BP
          shareholders' interest) to accord with US GAAP are summarized below.

                                                                              At                At
                                                                      March 31, 2004     December 31,
          Increase (decrease) in caption heading                        (Unaudited)          2003
                                                                      --------------     -------------
                                                                                ($ million)
          Fixed assets - Investments                                          223           1,924
          Deferred taxation                                                    78             673
          BP shareholders' interest                                           145           1,251
                                                                          =======         =======

   (xiii) Additional minimum pension liability

          Where a pension plan has an unfunded accumulated benefit obligation, US GAAP requires such amount to be recognized as a liability in the balance sheet. The adjustment resulting from the recognition of any such minimum liability, including the elimination of amounts previously recognized as a prepaid benefit cost, is reported as an intangible asset to the extent of unrecognized prior service cost with the remaining amount reported in comprehensive income.

         The adjustments to accumulated other comprehensive income (BP shareholders' interest) to accord with US GAAP are summarized below.

                                                                              At                At
                                                                      March 31, 2004     December 31,
          Increase (decrease) in caption heading                        (Unaudited)          2003
                                                                      --------------     -------------
                                                                                ($ million)
        Intangible assets                                                      43              43
        Noncurrent liabilities - accounts payable accrued liabilities         478             478
        Deferred taxation                                                    (158)           (158)
        BP shareholders' interest                                            (277)           (277)
                                                                          =======         =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     The following is a summary of the adjustments to profit for the period and to BP shareholders' interest which would be required if generally accepted accounting principles in the USA (US GAAP) had been applied instead of those generally accepted in the United Kingdom (UK GAAP).

     Profit for the period                                              Three months ended
                                                                              March 31
                                                                             (Unaudited)
                                                                      2004                 2003
                                                                   -------              -------
                                                                            ($ million)
     Profit as reported in the consolidated statement of income      4,818                4,219

     Adjustments:
                                                                   -------              -------
     Deferred taxation/business combinations (iii)                     (12)                  36
     Provisions (iv)                                                   (13)                  26
     Sale and leaseback (v)                                             (2)                  71
     Goodwill and intangible assets(vi)                                360                  342
     Derivative financial instruments (vii)                            201                   (8)
     Gain arising on asset exchange (viii)                              (3)                  (3)
     Pensions and other postretirement benefits (x)                    (97)                  48
     Other                                                               3                    3
                                                                   -------              -------
                                                                       437                  515
                                                                   -------              -------
     Profit for the period as adjusted to accord with US
       GAAP before cumulative effect of accounting changes           5,255                4,734
     Cumulative effect of accounting changes:
         Provisions                                                      -                1,002
         Derivative financial instruments                                -                   50
                                                                   -------              -------
     Profit for the period as adjusted to accord with US GAAP        5,255                5,786
                                                                   =======              =======

     Profit for the period as adjusted:
     Per ordinary share - cents
         Basic - before cumulative effect of accounting changes      23.79                21.20
         Cumulative effect of accounting changes
              Provisions                                                 -                 4.49
              Derivative financial instruments                           -                 0.23
                                                                   -------              -------
                                                                     23.79                25.92
                                                                   =======              =======
         Diluted - before cumulative effect of accounting changes    23.27                21.14
         Cumulative effect of accounting changes
              Provisions                                                 -                 4.47
              Derivative financial instruments                           -                 0.23
                                                                   -------              -------
                                                                     23.27                25.84
                                                                   =======              =======
        Per American Depositary Share - cents (b)
           Basic - before cumulative effect of accounting changes   142.74               127.20
           Cumulative effect of accounting changes
               Provisions                                                -                26.94
               Derivative financial instruments                          -                 1.38
                                                                   -------              -------
                                                                    142.74               155.52
                                                                   =======              =======
        Diluted - before cumulative effect of accounting changes    139.62               126.84
        Cumulative effect of accounting changes
              Provisions                                                 -                26.82
              Derivative financial instruments                           -                 1.38
                                                                   -------              -------
                                                                    139.62               155.04
                                                                   =======              =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued


      BP shareholders' interest                                 March 31, 2004
                                                                  (Unaudited)        December 31, 2003
                                                                --------------------------------------
                                                                             $ million)
      BP shareholders' interest as reported
      in the consolidated balance sheet                                72,829                70,319

      Adjustments:
                                                                      -------               -------
        Deferred taxation/business combinations (iii)                     (78)                  (65)
        Provisions (iv)                                                  (130)                 (128)
        Sale and leaseback (v)                                            (38)                  (37)
        Goodwill and intangible assets (vi)                             2,054                 1,669
        Derivative financial instruments (vii)                            130                   (72)
        Gain arising on asset exchange (viii)                             127                   129
        Consolidation of variable interest entities (ix)                    -                     -
        Pensions and other postretirement benefits (x)                  5,396                 5,523
        Dividends (xi)                                                  1,483                 1,495
        Investments (xii)                                                 145                 1,251
        Additional minimum pension liability (xiii)                      (277)                 (277)
        Other                                                             (38)                  (43)
                                                                      -------               -------
                                                                        8,774                 9,445
                                                                      -------               -------
      BP shareholders' interest as adjusted
      to accord with US GAAP                                           81,603                79,764
                                                                      =======               =======

     ---------------

     (a) The profit reported under UK GAAP for the three months ended March 31, 2003, and BP shareholders' interest at December 31, 2003, have been restated to reflect the adoption of FRS 17 and UITF 38. Consequently certain of the adjustments in the UK/US GAAP reconciliation have also been restated. Profit for the period and BP shareholders' interest, as adjusted to accord with US GAAP, are unaffected by the adoption of FRS 17 and UITF 38.

     (b)  One American Depositary Share is equivalent to six ordinary shares.

     Comprehensive income

     The components of comprehensive income, net of related tax are as follows:

                                                                        Three months ended
                                                                              March 31
                                                                             (Unaudited)
                                                                      2004                 2003
                                                                   -------              -------
                                                                            ($ million)
     Profit for the period as adjusted to accord with US GAAP        5,255                5,786
     Currency translation differences                                  238                 (282)
         Unrealized gains                                               59                   72
         Unrealized losses                                               -                    -
         Less: reclassification adjustment for gains
           included in net income                                   (1,165)                 (99)
     Additional minimum pension liability                                -                    -
                                                                   -------              -------
     Comprehensive income                                            4,387                5,477
                                                                   =======              =======

     Accumulated other comprehensive income at March 31, 2004 and December 31, 2003 comprised gains of $2,570 million and $3,438 million, respectively.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     Consolidated statement of cash flows

     The Group's financial statements include a consolidated statement of cash flows in accordance with the revised UK Financial Reporting Standard No. 1 (FRS 1). The statement prepared under FRS 1 presents substantially the same information as that required under FASB Statement of Financial Accounting Standards No. 95 'Statement of Cash Flows' (SFAS 95).

     Under FRS 1 cash flows are presented for (i) operating activities; (ii) dividends from joint ventures; (iii) dividends from associated undertakings; (iv) servicing of finance and returns on investments; (v) taxation; (vi) capital expenditure and financial investment; (vii) acquisitions and disposals; (viii) dividends; (ix) financing; and (x) management of liquid resources. SFAS 95 only requires presentation of cash flows from operating, investing and financing activities.

     Cash flows under FRS 1 in respect of dividends from joint ventures and associated undertakings, taxation and servicing of finance and returns on investments are included within operating activities under SFAS 95. Interest paid includes payments in respect of capitalized interest, which under SFAS 95 are included in capital expenditure under investing activities. Cash flows under FRS 1 in respect of capital expenditure and acquisitions and disposals are included in investing activities under SFAS
     95. Dividends paid are included within financing activities. All short-term investments are regarded as liquid resources for FRS 1. Under SFAS 95 short-term investments with original maturities of three months or less are classified as cash equivalents and aggregated with cash in the cash flow statement. Cash flows in respect of short-term investments with original maturities exceeding three months are included in operating activities.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15. US generally accepted accounting principles - continued

     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                                        Three months ended
                                                                              March 31
                                                                             (Unaudited)
                                                                      2004                 2003
                                                                   -------              -------
                                                                            ($ million)
     Operating activities
     Profit after taxation                                           4,862                4,245
     Adjustments to reconcile profits after tax to
     net cash provided by operating activities
     Depreciation and amounts provided                               2,814                2,709
     Exploration expenditure written off                                67                   50
     Net charge for pensions and other postretirement benefits,
     less contributions                                                (21)                (158)
     Share of profits of joint ventures and associated
     undertakings less dividends received                             (199)                (148)
     (Profit) loss on sale of businesses and fixed assets           (1,230)                (394)
     Working capital movement (a)                                      928               (1,185)
     Deferred taxation                                                 116                  201
     Other                                                             (94)                 (59)
                                                                   -------              -------
     Net cash provided by operating activities                       7,243                5,261
                                                                   =======              =======

     Investing activities
     Capital expenditures                                           (2,993)              (2,905)
     Acquisitions, net of cash acquired                                  -                    -
     Investment in associated undertakings                            (433)                (186)
     Net investment in joint ventures                               (1,365)                 (14)
     Proceeds from disposal of assets                                2,839                2,477
                                                                   -------              -------
     Net cash used in investing activities                          (1,952)                (628)
                                                                   -------              -------

     Financing activities
     Net proceeds from shares issued (repurchased)                  (1,138)                (938)
     Proceeds from long-term financing                                 628                1,015
     Repayments of long-term financing                                (836)                (403)
     Net increase (decrease) in short-term debt                     (2,252)              (3,273)
     Dividends paid   -    BP Shareholders                          (1,492)              (1,397)
                      -    Minority shareholders                        (2)                  (2)
                                                                   -------              -------
     Net cash used in financing activities                          (5,092)              (4,998)
                                                                   -------              -------
     Currency translation differences relating to
       cash and cash equivalents                                         3                    9
                                                                   -------              -------
     Increase (decrease) in cash and cash equivalents                  202                 (356)
     Cash and cash equivalents at beginning of period                2,132                1,735
                                                                   -------              -------
     Cash and cash equivalents at end of period                      2,334                1,379
                                                                   =======              =======

     (a)  Working capital:
     Inventories (increase) decrease                                   247                  376
     Receivables (increase) decrease                                (1,599)              (6,656)
     Current liabilities - excluding finance debt
       increase (decrease)                                           2,280                5,095
                                                                   -------              -------
                                                                       928               (1,185)
                                                                   =======              =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     Impact of new US accounting standards

     Other postretirement benefits: In May 2004, the FASB issued Staff Position No. 106-2 'Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003' (FSP 106-2). The provisions of the Act provide for a federal subsidy for plans that provide prescription drug benefits to Medicare-eligible retired employees and meet certain qualifications. Alternatively, the Act allows prescription drug plan sponsors to co-ordinate with the Medicare benefit.

     BP's postretirement medical plans provide prescription drug coverage for Medicare-eligible retired employees. The Group's obligation for other postretirement benefits at March 31, 2004 and December 31, 2003 do not reflect the effects of the Act. FSP 106-2 is effective for accounting periods beginning after June 15, 2004. The Company continues to evaluate the impact of the Act on its benefit plan design and accounting.

     Tangible assets: The Securities and Exchange Commission requested the FASB to consider whether oil and natural gas mineral rights held under lease or other contractual arrangement should be classified on the balance sheet as a tangible asset (property, plant and equipment) or as an intangible asset (exploration expenditure). At its March 2004 meeting, the EITF reached a consensus on Issue No. 04-2, (`Whether Mineral Rights are Tangible or Intangible Assets') that all mineral rights should be considered tangible assets for accounting purposes. In April 2004, the FASB issued FASB Staff Position Nos. FAS 141-1 and FAS 142-1 (`Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and EITF Issue No. 04-2, Whether Mineral Rights are Tangible or Intangible Assets'), which amended SFAS 141 and 142 to remove mineral rights as an example of an intangible asset consistent with the EIFT's consensus. The EITF consensus and the FASB Staff Position are effective for reporting periods beginning after April 29, 2004.

     Impact of new UK accounting standards

     In December 2000, the UK Accounting Standards Board issued Financial Reporting Standard No. 17 'Retirement Benefits' (FRS 17). This standard was to be fully effective for accounting periods ending on or after June 22, 2003 with certain of the disclosure requirements effective for periods prior to 2003. However, in November 2002, the UK Accounting Standards Board issued an amendment to FRS 17, which allows deferral of full adoption to no later than January 1, 2005; although the disclosure requirements apply to periods prior to 2005. FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - concluded

     Impact of new UK accounting standards - concluded

     With effect from January 1, 2004, BP has fully adopted FRS17. This change in accounting policy results in a prior year adjustment. Upon adoption, shareholder funds at January 1, 2003 have been reduced by $5,601 million, and profit for the three months ended March 31, 2003 has been decreased by $48 million.

     In addition, with effect from January 1, 2004 BP has also changed its accounting policy for shares held in employee share ownership plans for the benefit of employee share schemes.

     Urgent Issues Task Force Abstract 38 `Accounting for Employee Share Ownership Plan (ESOP) trusts' (Abstract 38) changes the presentation of an entity's own shares held in an ESOP trust from requiring them to be recognized as assets to requiring them to be deducted in arriving at shareholders' funds. Transactions in an entity's own shares by an ESOP trust are similarly recorded as changes in shareholders' funds and do not give rise to gains or losses. This treatment is in line with the accounting for purchases and sales of own shares set out in Urgent Issues Task Force Abstract 37 `Purchases and Sales of Own Shares' (Abstract 37).

     Abstract 37 requires a holding of an entity's own shares to be accounted for as a deduction in arriving at shareholders' funds, rather than being recorded as assets. Transactions in an entity's own shares are similarly recorded as changes in shareholders' funds and do not give rise to gains or losses. Abstract 37 applies where a company purchases treasury shares under new legislation that came into effect in December 2003.

     Urgent Issues Task Force Abstract 17 `Employee share schemes' (Abstract 17) was amended by Abstract 38 to reflect the consequences for the profit and loss account of the changes in the presentation of an entity's own shares held by an ESOP trust. Amended Abstract 17 requires that the minimum expense should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the `intrinsic value' of the award). The expense was previously determined either as the intrinsic value or, where purchases of shares had been made by an ESOP trust at fair value, by reference to the cost or book value of shares that were available for the award. The effect of adopting Abstract 17 was to reduce BP shareholders' interest at December 31, 2003 by $96 million; the impact on profit before taxation for 2003 was negligible.

     Impact of International accounting standards

     An 'International Accounting Standards Regulation' was adopted by the Council of the European Union (EU) in June 2002. This regulation, which automatically becomes law in all EU countries, requires all EU companies listed on a EU Stock Exchange to use 'endorsed' International Financial Reporting Standards (IFRS), published by the International Accounting Standards Board (IASB), to report their consolidated results with effect from January 1, 2005. The IASB published 15 revised standards in December 2003 and the remaining standards of its stable platform on March 31, 2004. The stable platform is the set of IFRS to be adopted on a mandatory basis in 2005. A process of endorsement of IFRS has been established by the EU for completion in due time to allow adoption by companies in 2005, but objections to certain IFRS by certain EU member states may disrupt this process.

     BP has established a broadly based project team involving representatives of business segments and functions to plan for and achieve a smooth transition to IFRS. The project team is looking at all implementation aspects, including changes to accounting policies, systems impacts and the wider business issues that may arise from such a fundamental change. We currently expect that the Group will be fully prepared for the transition in 2005.

     The Group has not yet determined the effects of adopting IFRS. Our preliminary view is that the major differences between our current accounting practice and IFRS will be in respect of hedge accounting, accounting for embedded derivatives and other items falling within the scope of the financial instruments standards, accounting for business combinations, deferred tax and share-based payments.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  TNK-BP operational and financial information

                                                                     Three months ended
                                                                       March 31, 2004
                                                                        (Unaudited)
     Production (Net of Royalties) (BP share)
     Crude oil (mb/d)                                                        766
     Natural gas (mmcf/d)                                                    382
     Total hydrocarbons (mboe/d) (a)                                         832
                                                                          ======

     Income statement (BP share)                                        ($ million)
     Total operating profit                                                  374
     Profit (loss) on sale of fixed assets and businesses                      -
     Interest expense                                                        (30)
     Taxation                                                               (115)
     Minority shareholders' interest                                         (10)
                                                                          ------
     Net income                                                              219
                                                                          ======

     ---------------

     (a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.


17.  Condensed consolidating information

     BP p.l.c. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary BP Exploration (Alaska) Inc. under the BP Prudhoe Bay Royalty Trust. The following financial information for BP p.l.c., and BP Exploration (Alaska) Inc. and all other subsidiaries on a condensed consolidating basis is intended to provide investors with meaningful and comparable financial information about BP p.l.c. and its subsidiary issuers of registered securities and is provided pursuant to Rule 3-10 of Regulation S-X in lieu of the separate financial statements of each subsidiary issuer of public debt securities. Investments include the investments in subsidiaries recorded under the equity method for the purposes of the condensed consolidating financial information. Equity income of subsidiaries is the Group's share of operating profit related to such investments. The eliminations and reclassifications column includes the necessary amounts to eliminate the intercompany balances and transactions between BP p.l.c., BP Exploration (Alaska) Inc. and other subsidiaries.

     BP p.l.c. also fully and unconditionally guarantees securities issued by BP Australia Capital Markets Limited, BP Canada Finance Company, BP Capital Markets p.l.c. and BP Capital Markets America Inc. These companies are 100%-owned finance subsidiaries of BP p.l.c.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended March 31, 2004

Turnover                                              880             -           69,480                  (880)    69,480

Less: Joint ventures                                    -             -            1,878                     -      1,878
                                            -----------------------------------------------------------------------------

Group turnover                                        880             -           67,602                  (880)    67,602

Cost of sales                                         371             -           59,264                  (885)    58,750

Production taxes                                       64             -              461                     -        525
                                            -----------------------------------------------------------------------------

Gross profit                                          445             -            7,877                     5      8,327

Distribution and administration expenses                -            84            3,156                     -      3,240

Exploration expense                                     -             -              136                     -        136
                                            -----------------------------------------------------------------------------

                                                      445           (84)           4,585                     5      4,951

Other income                                            4           367               43                  (324)        90
                                            -----------------------------------------------------------------------------

Group operating profit                                449           283            4,628                  (319)     5,041

Share of profits of joint ventures                      -             -              491                     -        491

Share of profits of associated undertakings             -             -              150                     -        150

Equity-accounted income of subsidiaries               159         5,674                -                (5,833)         -
                                            -----------------------------------------------------------------------------

Total operating profit                                608         5,957            5,269                (6,152)     5,682

Profit (loss) on sale of fixed assets
  and businesses or termination of operations           -         1,230            1,230                (1,230)     1,230
                                            -----------------------------------------------------------------------------

Profit before interest and tax                        608         7,187            6,499                (7,382)     6,912

Interest expense                                       22           471              463                  (804)       152

Other finance expense                                   4            76               72                   (76)        76
                                            -----------------------------------------------------------------------------

Profit before taxation                                582         6,640            5,964                (6,502)     6,684

Taxation                                              229         1,822            1,651                (1,880)     1,822
                                            -----------------------------------------------------------------------------

Profit after taxation                                 353         4,818            4,313                (4,622)     4,862

Minority shareholders' interest                         -             -               44                     -         44
                                            -----------------------------------------------------------------------------

Profit for the period                                 353         4,818            4,269                (4,622)     4,818
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

     Income statement (continued)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended March 31, 2004

Profit as reported                                    353         4,818            4,269                (4,622)     4,818

Adjustments:

   Deferred taxation/business combinations             (3)          (12)              (9)                   12        (12)

   Provisions                                           -           (13)             (13)                   13        (13)

   Sale and leaseback                                   -            (2)              (2)                    2         (2)

   Goodwill                                             -           360              360                  (360)       360

   Derivative financial instruments                    (7)          201              201                  (194)       201

   Gain arising on asset exchange                       -            (3)              (3)                    3         (3)

   Pensions and other postretirement benefits           -           (97)             (84)                   84        (97)

   Other                                                -             3                3                    (3)         3
                                            -----------------------------------------------------------------------------

Profit for the period as adjusted to
  accord with US GAAP                                 343         5,255            4,722                (5,065)     5,255
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended March 31, 2003

Turnover                                              880            -           62,429                  (880)     62,429

Less: Joint ventures                                    -            -              398                     -         398
                                            -----------------------------------------------------------------------------

Group turnover                                        880            -           62,031                  (880)     62,031

Cost of sales                                         400            -           53,224                  (956)     52,668

Production taxes                                       68            -              436                     -         504
                                            -----------------------------------------------------------------------------

Gross profit                                          412            -            8,371                    76       8,859

Distribution and administration expenses                -          207            3,037                     -       3,244

Exploration expense                                     1            -              111                     -         112
                                            -----------------------------------------------------------------------------

                                                      411         (207)           5,223                    76       5,503

Other income                                            6          147              129                  (151)        131
                                            -----------------------------------------------------------------------------

Group operating profit                                417          (60)           5,352                   (75)      5,634

Share of profits of joint ventures                      -            -              118                     -         118

Share of profits of associated undertakings             -            -              186                     -         186

Equity-accounted income of subsidiaries               125        6,047                -                (6,172)          -
                                            -----------------------------------------------------------------------------

Total operating profit                                542        5,987            5,656                (6,247)      5,938

Profit (loss) on sale of fixed assets
  and businesses or termination of operations          (1)         394              395                  (394)        394

                                            -----------------------------------------------------------------------------

Profit before interest and tax                        541        6,381            6,051                (6,641)      6,332

Interest expense                                       65          251              247                  (387)        176

Other finance expense                                   3          129              127                  (130)        129
                                            -----------------------------------------------------------------------------

Profit before taxation                                473        6,001            5,677                (6,124)      6,027

Taxation                                              211        1,782            1,617                (1,828)      1,782
                                            -----------------------------------------------------------------------------

Profit after taxation                                 262        4,219            4,060                (4,296)      4,245

Minority shareholders' interest                         -            -               26                     -          26
                                            -----------------------------------------------------------------------------

Profit for the period                                 262        4,219            4,034                (4,296)      4,219
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

     Income statement (concluded)

     The following is a summary of the adjustments to the profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Income statement                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Three months ended March 31, 2003

Profit as reported                                    262       4,219              4,034                (4,296)     4,219

Adjustments:

   Deferred taxation/business combinations             (3)         36                 39                   (36)        36

   Provisions                                          (4)         26                 25                   (21)        26

   Sale and leaseback                                   -          71                 71                   (71)        71

   Goodwill                                             -         342                342                  (342)       342

   Derivative financial instruments                    16          (8)                (8)                   (8)        (8)

   Gain arising on asset exchange                       -          (3)                (3)                    3         (3)

   Pensions and other postretirement benefits           -          48                (44)                   44         48

   Other                                                -           3                  3                    (3)         3

                                            -----------------------------------------------------------------------------
Profit for the period before cumulative
effect of accounting changes as adjusted
to accord with US GAAP                                271       4,734              4,459                (4,730)     4,734

Cumulative effect of accounting changes:

   Provisions                                         214       1,002                788                (1,002)     1,002

   Derivative financial instruments                     -          50                 50                   (50)        50
                                            -----------------------------------------------------------------------------

Profit for the period as adjusted to
accord with US GAAP                                   485       5,786              5,297                (5,782)     5,786
                                            -----------------------------------------------------------------------------

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance Sheet                                Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

At March 31, 2004

Fixed assets

Intangible assets                                     423             -           12,963                     -     13,386

Tangible assets                                     6,392             -           85,408                     -     91,800

Investments

   Subsidiaries - equity-accounted basis            2,901        73,103                -               (76,004)         -

   Other                                                -             2           18,490                     -     18,492
                                            -----------------------------------------------------------------------------

                                                    2,901        73,105           18,490               (76,004)    18,492
                                            -----------------------------------------------------------------------------

Total fixed assets                                  9,716        73,105          116,861               (76,004)   123,678
                                            -----------------------------------------------------------------------------

Current assets

Inventories                                            77             -           11,221                     -     11,298

Receivables                                        10,707        29,471           42,280               (47,359)    35,099

Investments                                             -             -              328                     -        328

Cash at bank and in hand                               (5)            2            2,009                     -      2,006
                                            -----------------------------------------------------------------------------

                                                   10,779        29,473           55,838               (47,359)    48,731
                                            -----------------------------------------------------------------------------

Current liabilities - falling due within one year

Finance debt                                           56             -            6,942                    (1)     6,997

Accounts payable and accrued liabilities              796         5,036           50,147               (12,961)    43,018
                                            -----------------------------------------------------------------------------

Net current assets (liabilities)                    9,927        24,437           (1,251)              (34,397)    (1,284)
                                            -----------------------------------------------------------------------------

Total assets less current liabilities

Noncurrent liabilities

Finance debt                                            -             -           12,940                     -     12,940

Accounts payable and accrued liabilities            4,261            50           35,920               (34,397)     5,834

Provisions for liabilities and charges

Deferred taxation                                   1,745             -           12,833                     -     14,578

Other provisions                                      580           172            8,014                     -      8,766
                                            -----------------------------------------------------------------------------

Net assets excluding pension and other
postretirement benefit balances                    13,057        97,320           45,903               (76,004)    80,276

Defined benefit pension plan surplus                    -         1,156              102                     -      1,258

Defined benefit pension plan and other
post-retirement benefit plan deficits                   -             -           (7,524)                    -     (7,524)
                                            -----------------------------------------------------------------------------

Net assets                                         13,057        98,476           38,481               (76,004)    74,010

Minority shareholders' interest - equity                -             -            1,181                     -      1,181
                                            -----------------------------------------------------------------------------

BP shareholders' interest                          13,057        98,476           37,300               (76,004)    72,829
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance Sheet (continued)                    Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

At March 31, 2004

Capital and reserves

Capital shares                                      1,903         5,521                -                (1,903)     5,521

Paid-in surplus                                     3,145         4,637                -                (3,145)     4,637

Merger reserve                                          -        26,417              697                     -     27,114

Other reserves                                          -            92                -                     -         92

Shares held by ESOP trusts                              -           (39)               -                     -        (39)

Retained earnings                                   8,009        61,848           36,603               (70,956)    35,504
                                            -----------------------------------------------------------------------------

                                                   13,057        98,476           37,300               (76,004)    72,829
                                            =============================================================================


The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.


                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)


Shareholders' interest as reported                 13,057        98,476           37,300               (76,004)    72,829

Adjustments:

   Deferred taxation/business combinations             59           (78)            (137)                   78        (78)

   Provisions                                          28          (130)            (157)                  129       (130)

   Sale and leaseback                                   -           (38)             (38)                   38        (38)

   Goodwill                                             -         2,054            2,054                (2,054)     2,054

   Derivative financial instruments                   (70)          130              130                   (60)       130

   Gain arising on asset exchange                       -           127              127                  (127)       127

   Pensions and other postretirement benefits           -         5,396            3,879                (3,879)     5,396

   Dividends                                            -         1,483                -                     -      1,483

   Investments                                          -           145              145                  (145)       145

   Additional minimum pension liability                 -          (277)            (277)                  277       (277)

   Other                                                -           (38)             (38)                   38        (38)
                                            -----------------------------------------------------------------------------

Shareholders' interest as adjusted
  to accord with US GAAP                           13,074       107,250           42,988               (81,709)    81,603
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

17. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance Sheet (continued)                    Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
At December 31, 2003

Fixed assets

Intangible assets                                     424             -           13,218                     -     13,642

Tangible assets                                     6,432             -           85,479                     -     91,911

Investments

   Subsidiaries - equity-accounted basis            2,814        78,076                -               (80,890)         -

   Other                                                -             2           17,456                     -     17,458
                                            -----------------------------------------------------------------------------

                                                    2,814        78,078           17,456               (80,890)    17,458
                                            -----------------------------------------------------------------------------

Total fixed assets                                  9,670        78,078          116,153               (80,890)   123,011
                                            -----------------------------------------------------------------------------

Current assets

Inventories                                           102             -           11,515                     -     11,617

Receivables                                        11,214        24,300           43,277               (44,889)    33,902

Investments                                             -             -              185                     -        185

Cash at bank and in hand                               (5)            3            1,949                     -      1,947
                                            -----------------------------------------------------------------------------

                                                   11,311        24,303           56,926               (44,889)    47,651
                                            -----------------------------------------------------------------------------

Current liabilities - falling due within one year

Finance debt                                           55             -            9,401                     -      9,456

Accounts payable and accrued liabilities            1,541         6,746           48,376               (15,535)    41,128
                                            -----------------------------------------------------------------------------

Net current assets (liabilities)                    9,715        17,557             (851)              (29,354)    (2,933)
                                            -----------------------------------------------------------------------------

Total assets less current liabilities              19,385        95,635          115,302              (110,244)   120,078

Noncurrent liabilities

Finance debt                                            -             -           12,869                     -     12,869

Accounts payable and accrued liabilities            4,272            50           31,122               (29,354)     6,090

Provisions for liabilities and charges

Deferred taxation                                   1,745             -           12,626                     -     14,371

Other provisions                                      569           216            8,030                     -      8,815
                                            -----------------------------------------------------------------------------

Net assets excluding pension and other
postretirement benefit balances                    12,799        95,369           50,655               (80,890)    77,933

Defined benefit pension plan surplus                    -         1,093              (72)                    -      1,021

Defined benefit pension plan and other
postretirement benefit plan deficits                    -             -           (7,510)                    -     (7,510)
                                            -----------------------------------------------------------------------------
Net assets                                         12,799        96,462           43,073               (80,890)    71,444

Minority shareholders' interest - equity                -             -            1,125                     -      1,125
                                            -----------------------------------------------------------------------------

BP shareholders' interest                          12,799        96,462           41,948               (80,890)    70,319
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Balance Sheet (concluded)                    Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)


At December 31, 2003

Capital and reserves

Capital shares                                      1,903         5,552                -                (1,903)     5,552

Paid-in surplus                                     3,145         4,480                -                (3,145)     4,480

Merger reserve                                          -        26,380              697                     -     27,077

Other reserves                                          -           129                -                     -        129

Shares held by ESOP trusts                              -           (96)               -                     -        (96)

Retained earnings                                   7,751        60,017           41,251               (75,842)    33,177
                                            -----------------------------------------------------------------------------

                                                   12,799        96,462           41,948               (80,890)    70,319
                                            =============================================================================


The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.


                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)


Shareholders' interest as reported                 12,799        96,462           41,948               (80,890)    70,319

Adjustments:

   Deferred taxation/business combinations             62           (65)            (127)                   65        (65)

   Provisions                                          27          (128)            (155)                  128       (128)

   Sale and leaseback                                   -           (37)             (37)                   37        (37)

   Goodwill                                             -         1,669            1,669                (1,669)     1,669

   Derivative financial instruments                   (63)          (72)              (9)                   72        (72)

   Gain arising on asset exchange                       -           129              129                  (129)       129

   Pensions and other postretirement benefits           -         5,523            4,047                (4,047)     5,523

   Dividends                                            -         1,495                -                     -      1,495

   Investments                                          -         1,251            1,251                (1,251)     1,251

   Additional minimum pension liability                 -          (277)            (277)                  277       (277)

   Other                                                -           (43)             (43)                   43        (43)
                                            -----------------------------------------------------------------------------

Shareholders' interest as adjusted
  to accord with US GAAP                           12,825       105,907           48,396               (87,364)    79,764
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

17. Condensed consolidating information - continued

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement                          Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended March 31, 2004

Net cash inflow (outflow) from
  operating activities                                540        (6,657)          13,574                   217      7,674

Dividends from joint ventures                           -             -              178                     -        178

Dividends from associated undertakings                  -             -               31                     -         31

Dividends from subsidiaries                             8         9,070                -                (9,078)         -

Net cash inflow (outflow) from servicing of
  finance and returns on investments                  (30)          217              (84)                 (217)      (114)

Tax paid                                                -            (1)            (579)                    -       (580)

Net cash inflow (outflow) for capital
  expenditure and financial investment                (92)            -              (10)                    -       (102)

Net cash inflow (outflow) for acquisitions
  and disposals                                         -             -           (1,798)                    -     (1,798)

Equity dividends paid                                   -        (1,492)          (9,078)                9,078     (1,492)
                                            -----------------------------------------------------------------------------

Net cash inflow (outflow)                             426         1,137            2,234                     -      3,797
                                            =============================================================================

Financing                                             426         1,138            2,034                     -      3,598

Management of liquid resources                          -             -              138                     -        138

Increase (decrease) in cash                             -            (1)              62                     -         61
                                            -----------------------------------------------------------------------------

                                                      426         1,137            2,234                     -      3,797
                                            =============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Net cash provided by (used in)
  operating activities                                548         2,629           13,120                (9,054)     7,243

Net cash provided by (used in)
  investing activities                                (92)            -           (1,808)                  (52)    (1,952)

Net cash provided by (used in)
  financing activities                               (456)       (2,630)         (11,112)                9,106     (5,092)

Currency translation differences relating to
  cash and cash equivalents                             -             -                3                     -          3
                                            -----------------------------------------------------------------------------

Increase (decrease) in cash and cash
  equivalents                                           -            (1)             203                    -         202

Cash and cash equivalents at beginning
  of period                                            (5)            3            2,134                    -       2,132
                                            -----------------------------------------------------------------------------

Cash and cash equivalents at end
  of period                                            (5)            2            2,337                    -       2,334
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - concluded

17. Condensed consolidating information - concluded

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
Cash flow statement (concluded)              Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)
Three months ended March 31, 2003

Net cash inflow (outflow) from
  operating activities                                518         2,253            3,163                    27      5,961

Dividends from joint ventures                           -             -               13                     -         13

Dividends from associated undertakings                  -             -               55                     -         55

Dividends from subsidiaries                            10             -                -                   (10)         -

Net cash inflow (outflow) from servicing of
  finance and returns on investments                  (22)           27             (150)                  (27)      (172)

Tax paid                                                -             -             (632)                    -       (632)

Net cash inflow (outflow) for capital
  expenditure and financial investment                (97)           42             (499)                    -       (554)

Net cash inflow (outflow) for acquisitions
  and disposals                                         6             -              (46)                    -        (40)

Equity dividends paid                                   -        (1,397)             (10)                   10     (1,397)
                                            -----------------------------------------------------------------------------

Net cash inflow (outflow)                             415           925            1,894                     -      3,234
                                            =============================================================================

Financing                                             414           937            2,248                     -      3,599

Management of liquid resources                          -             -               13                     -         13

Increase (decrease) in cash                             1           (12)            (367)                    -       (378)
                                            -----------------------------------------------------------------------------

                                                      415           925            1,894                     -      3,234
                                            =============================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                  Issuer      Guarantor
                                             --------------------------
                                                      BP                                          Eliminations
                                             Exploration                           Other                   and         BP
                                            (Alaska) Inc.     BP p.l.c.     subsidiaries     reclassifications      Group
                                            -----------------------------------------------------------------------------
                                                                             ($ million)

Net cash provided by (used in)
  operating activities                                534         2,280            2,449                    (2)     5,261

Net cash provided by (used in)
  investing activities                                (97)           42             (545)                  (28)      (628)

Net cash provided by (used in)
  financing activities                               (436)       (2,334)          (2,258)                   30     (4,998)

Currency translation differences relating to
  cash and cash equivalents                             -             -                9                     -          9
                                            -----------------------------------------------------------------------------

Increase (decrease) in cash and cash
  equivalents                                           1           (12)            (345)                    -       (356)

Cash and cash equivalents at beginning
  of period                                           (11)            1            1,745                     -      1,735
                                            -----------------------------------------------------------------------------

Cash and cash equivalents at end
  of period                                           (10)          (11)           1,400                     -      1,379
                                            =============================================================================

                           BP p.l.c. AND SUBSIDIARIES
                            ENVIRONMENTAL INDICATORS

                                                                 Three months ended
                                                                      March 31
                                                                    (Unaudited)
                                                               2004              2003
                                                            -------           -------
Average crude oil realizations - $/bbl
     UK                                                       29.36             31.16
     USA                                                      32.69             31.74
     Rest of World                                            30.80             29.91
     BP average                                               31.30             31.07

Average natural gas liquids realizations - $/bbl
     UK                                                       25.70             23.28
     USA                                                      22.25             18.26
     Rest of World                                            24.61             23.05
     BP average                                               23.14             19.82

Average liquids realizations (a) - $/bbl
     UK                                                       29.16             30.67
     USA                                                      31.08             29.36
     Rest of World                                            30.42             29.48
     BP average                                               30.48             29.82

Average natural gas realizations - $/mcf
     UK                                                        4.70              3.32
     USA                                                       4.72              5.27
     Rest of World                                             2.67              2.70
     BP average                                                3.79              3.87

Total hydrocarbons - $/boe
     UK                                                       28.42             26.14
     USA                                                      29.48             29.90
     Rest of World                                            21.58             21.53
     BP average                                               26.48             26.39

Average oil marker prices - $/bbl
     Brent oil price                                          32.03             31.47
     West Texas Intermediate oil price                        35.30             34.00
     Alaska North Slope US West Coast                         34.22             33.16

Henry Hub gas price (b) ($/mmbtu)                              5.69              6.53
UK Gas - National Balancing point (p/therm)                   24.59             21.28

Global Indicator Refining Margins (c) - $/bbl
     Northwest Europe                                          2.73              3.70
     US Gulf Coast                                             6.92              6.14
     Midwest                                                   4.67              4.14
     US West Coast                                             8.06              6.77
     Singapore                                                 3.42              2.98
     BP average                                                4.62              4.52

Petrochemicals Indicator Margin (d) - $/te                      122 (e)            96

                           BP p.l.c. AND SUBSIDIARIES
                      ENVIRONMENTAL INDICATORS - concluded



---------------

(a)  Crude oil and natural gas liquids.

(b)  Henry Hub First of Month Index.

(c) The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery
     configurations   and  crude  and  product  slate.

(d) The Petrochemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses, then weighted based on BP's product portfolio. It does not cover our entire portfolio of products, and consequently is only indicative rather than representative of the margins achieved by BP in any particular period. Amongst the products and businesses covered in the CIM are olefins and derivatives, the aromatics and derivatives, linear alpha-olefins (LAOs), acetic acid, vinyl acetate monomers and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha-olefins (PAOs), anhydrides, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(e) Provisional. The data for the first quarter is based on two months' actuals and one month of provisional data.


The table below shows the US dollar/sterling exchange rates used in the preparation of the financial statements. The period-end rate is the mid-point closing rate as published in the London edition of the Financial Times on the last day of the period. The average rate for the period is the average of the daily mid-point closing rates for the period.

                                                                  Three months ended
                                                                       March 31
US dollar/sterling exchange rates                                    (Unaudited)
                                                                 2004              2003
                                                              -------           -------
Average rate for the period                                      1.84              1.60
Period-end rate                                                  1.83              1.57

                           BP p.l.c. AND SUBSIDIARIES
                              OPERATING INFORMATION


                                                                           Three months ended
                                                                               March 31
                                                                              (Unaudited)
                                                                         2004              2003
                                                                      -------           -------
Crude oil production
(thousand barrels per day) (net of royalties)
     UK                                                                   344               442
     Rest of Europe                                                        73                90
     USA                                                                  564               606
     Rest of World                                                      1,361               692
                                                                      -------           -------
Total crude oil production                                              2,342             1,830
                                                                      =======           =======

Natural gas liquids production
(thousand barrels per day) (net of royalties)
     UK                                                                    20                29
     Rest of Europe                                                         5                 5
     USA                                                                  137               167
     Rest of World                                                         29                32
                                                                      -------           -------
Total natural gas liquids production                                      191               233
                                                                      =======           =======

Liquids production (a)
(thousand barrels per day) (net of royalties)
     UK                                                                   364               471
     Rest of Europe                                                        78                95
     USA                                                                  701               773
     Rest of World                                                      1,390               724
                                                                      -------           -------
Total liquids production                                                2,533             2,063
                                                                      =======           =======

Natural gas production (million cubic feet per day)
(net of royalties)
     UK                                                                 1,355             1,798
     Rest of Europe                                                       142               131
     USA                                                                2,869             3,437
     Rest of World                                                      4,234             3,651
                                                                      -------           -------
Total natural gas production                                            8,600             9,017
                                                                      =======           =======

Total production (b) (thousand barrels of oil equivalent per day)
(net of royalties)
     UK                                                                   597               781
     Rest of Europe                                                       102               118
     USA                                                                1,196             1,366
     Rest of World                                                      2,120             1,353
                                                                      -------           -------
Total production                                                        4,015             3,618
                                                                      =======           =======

                           BP p.l.c. AND SUBSIDIARIES
                        OPERATING INFORMATION - concluded


                                                                       Three months ended
                                                                            March 31
                                                                          (Unaudited)
                                                                     2004              2003
                                                                  -------           -------
Natural gas sales volumes (million cubic feet per day)
     UK                                                             3,027             3,215
     Rest of Europe                                                   442               473
     USA                                                           13,618            11,734
     Rest of World                                                 13,902            11,553
                                                                  -------           -------
Total natural gas sales volumes (c)                                30,989            26,975
                                                                  =======           =======

NGL sales volumes (thousand barrels per day)
     UK                                                                 4                 5
     Rest of Europe                                                     1                 -
     USA                                                              462               282
     Rest of World                                                    244               251
                                                                  -------           -------
Total NGL sales volumes                                               711               538
                                                                  =======           =======

Oil sales volumes (thousand barrels per day)
Refined products
     UK                                                               294               279
     Rest of Europe                                                 1,324             1,318
     USA                                                            1,727             1,751
     Rest of World                                                    679               645
                                                                  -------           -------
     Total marketing sales                                          4,024             3,993
     Trading/supply sales                                           2,917             2,811
                                                                  -------           -------
     Total refined product sales                                    6,941             6,804
Crude oil                                                           5,104             4,529
                                                                  -------           -------
Total oil sales                                                    12,045            11,333
                                                                  =======           =======

Refinery throughputs (thousand barrels per day)
     UK                                                               395               377
     Rest of Europe                                                   884               954
     USA                                                            1,265             1,302
     Rest of World                                                    399               391
                                                                  -------           -------
Total throughput                                                    2,943             3,024
                                                                  =======           =======

Petrochemicals production (thousand tonnes)
     UK                                                               840               869
     Rest of Europe                                                 2,728             2,763
     USA                                                            2,543             2,536
     Rest of World                                                  1,132               812
                                                                  -------           -------
Total production                                                    7,243             6,980
                                                                  =======           =======

---------------

(a)  Crude oil and natural gas liquids.

(b) Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.

(c) Encompasses sales by Exploration and Production and Gas, Power and Renewables, including marketing, trading and supply sales.

                           BP p.l.c. AND SUBSIDIARIES
                      CAPITAL EXPENDITURE AND ACQUISITIONS


                                                                     Three months ended
                                                                          March 31
                                                                        (Unaudited)
                                                                   2004              2003
                                                                -------           -------
                                                                       ($ million)
By business

Exploration and Production
     UK                                                             153               196
     Rest of Europe                                                  48                51
     USA                                                            932               963
     Rest of World (a)                                            2,690               908
                                                                -------           -------
                                                                  3,823             2,118
                                                                -------           -------
Refining and Marketing
     UK                                                              77                73
     Rest of Europe                                                  92               104
     USA                                                            258               336
     Rest of World                                                   37                24
                                                                -------           -------
                                                                    464               537
                                                                -------           -------
Petrochemicals
     UK                                                              20                 -
     Rest of Europe                                                  38                31
     USA                                                             47                44
     Rest of World                                                   61                21
                                                                -------           -------
                                                                    166                96
                                                                -------           -------
Gas, Power and Renewables
     UK                                                               1                 8
     Rest of Europe                                                   2                15
     USA                                                             11                41
     Rest of World                                                   47                23
                                                                -------           -------
                                                                     61                87
                                                                -------           -------

Other businesses and corporate
     UK                                                               2                18
     Rest of Europe                                                   -                 1
     USA                                                              9                10
     Rest of World                                                    -                 1
                                                                -------           -------
                                                                     11                30
                                                                -------           -------
                                                                  4,525             2,868
                                                                =======           =======
By geographical area
     UK                                                             253               295
     Rest of Europe                                                 180               202
     USA                                                          1,257             1,394
     Rest of World                                                2,835               977
                                                                -------           -------
                                                                  4,525             2,868
                                                                =======           =======

------------

(a) First quarter 2004 included the investment in TNK's interest in Slavneft within TNK-BP.

                           BP p.l.c. AND SUBSIDIARIES
                       RETURN ON AVERAGE CAPITAL EMPLOYED

                                                                   Three months ended
                                                                        March 31
                                                                      (Unaudited)
                                                                  2004              2003
                                                               -------           -------
                                                                      ($ million)
Profit for the period                                            4,818             4,219
Interest (a)                                                        64                99
Minority shareholders' interest                                     44                26
                                                               -------           -------
Adjusted profit                                                  4,926             4,344
                                                               =======           =======
Capital employed at beginning of period:
     BP shareholders' interest                                  70,319            63,649
     Minority shareholders' interest                             1,125               638
     Finance debt                                               22,325            22,008
                                                               -------           -------
     Capital employed                                           93,769            86,295
                                                               =======           =======
Capital employed at end of period:
     BP shareholders' interest                                  72,829            65,189
     Minority shareholders' interest                             1,181             1,047
     Finance debt                                               19,937            19,042
                                                               -------           -------
     Capital employed                                           93,947            85,278
                                                               =======           =======

                                                                93,858            85,787
Average capital employed
                                                               =======           =======
ROACE                                                             21.0%             20.3%

------------

(a) Excludes interest on joint venture and associated undertakings' debt and is on a post-tax basis, using a deemed tax rate equal to the US statutory tax rate.

                           BP p.l.c. AND SUBSIDIARIES
                                 NET DEBT RATIO


                                                                At March 31
                                                                (Unaudited)
                                                            2004              2003
                                                         -------           -------
                                                                ($ million)
Net debt ratio - net debt: net debt + equity
Gross finance debt                                        19,937            19,042
Cash and current asset investments                         2,334             1,379
                                                         -------           -------
Net debt                                                  17,603            17,663
                                                         -------           -------
Equity                                                    74,010            66,236
Net debt ratio                                                19%               21%
                                                         =======           =======

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    BP p.l.c.
                                  (Registrant)





Dated: July 8, 2004                    /s/ D. J. Pearl
                                      .........................................
                                       D. J. PEARL
                                       Deputy Company Secretary